Exhibit 99.1

2015 Manulife Financial Corporation

Consolidated Financial Statements

104	Responsibility for Financial Reporting
104	Appointed Actuary’s Report to the Shareholders
105	Independent Auditors’ Report of Registered Public Accounting Firm
106	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
107	Consolidated Statements of Financial Position
108	Consolidated Statements of Income
109	Consolidated Statements of Comprehensive Income
109	Income Taxes Included in Other Comprehensive Income
110	Consolidated Statements of Changes in Equity
111	Consolidated Statements of Cash Flows
113	Notes to Consolidated Financial Statements

Manulife Financial Corporation 2015 Consolidated Financial Statements

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Donald A. Guloien President and Chief Executive Officer	Steve B. Roder Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

February 18, 2016

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities and reinsurance recoverables of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2015 and 2014 and their change in the Consolidated Statements of Income for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Cindy Forbes, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

February 18, 2016

104 Manulife Financial Corporation	2015 Annual Report	Consolidated Financial Statements

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Manulife Financial Corporation

We have audited the accompanying consolidated financial statements of Manulife Financial Corporation, which comprise the Consolidated Statements of Financial Position as at December 31, 2015 and 2014, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Manulife Financial Corporation as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 18, 2016 expressed an unqualified opinion on Manulife Financial Corporation’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 18, 2016

Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 105

Independent Auditors’ Report of Registered Public Accounting Firm on Internal Control Under Standards of The Public Company Accounting Oversight Board (United States)

To the Shareholders of Manulife Financial Corporation

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Manulife Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting contained in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Statements of Financial Position as at December 31, 2015 and 2014, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended of Manulife Financial Corporation, and our report dated February 18, 2016, expressed an unqualified opinion thereon.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 18, 2016

106 Manulife Financial Corporation	2015 Annual Report	Consolidated Financial Statements

Consolidated Statements of Financial Position

As at December 31, (Canadian $ in millions)	2015	2014
Assets
Cash and short-term securities	$17,885	$21,079
Debt securities	157,827	134,446
Public equities	16,983	14,543
Mortgages	43,818	39,458
Private placements	27,578	23,284
Policy loans	7,673	7,876
Loans to Bank clients	1,778	1,772
Real estate	15,347	10,101
Other invested assets	20,378	16,751
Total invested assets (note 4)	309,267	269,310
Other assets
Accrued investment income	2,275	2,003
Outstanding premiums	878	737
Derivatives (note 5)	24,272	19,315
Reinsurance assets (note 8)	35,426	18,525
Deferred tax assets (note 6)	4,067	3,329
Goodwill and intangible assets (note 7)	9,384	5,461
Miscellaneous	5,825	4,194
Total other assets	82,127	53,564
Segregated funds net assets (note 22)	313,249	256,532
Total assets	$704,643	$579,406
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 8)	$287,059	$229,513
Investment contract liabilities (note 9)	3,497	2,644
Deposits from Bank clients	18,114	18,384
Derivatives (note 5)	15,050	11,283
Deferred tax liabilities (note 6)	1,235	1,228
Other liabilities	14,953	14,365
	339,908	277,417
Long-term debt (note 11)	1,853	3,885
Liabilities for preferred shares and capital instruments (note 12)	7,695	5,426
Liabilities for subscription receipts (note 3)	–	2,220
Segregated funds net liabilities (note 22)	313,249	256,532
Total liabilities	662,705	545,480
Equity
Preferred shares (note 13)	2,693	2,693
Common shares (note 13)	22,799	20,556
Contributed surplus	277	267
Shareholders’ retained earnings	8,398	7,624
Shareholders’ accumulated other comprehensive income (loss):
Pension and other post-employment plans	(521)	(529)
Available-for-sale securities	345	794
Cash flow hedges	(264)	(211)
Translation of foreign operations and real estate revaluation surplus	7,432	2,112
Total shareholders’ equity	41,159	33,306
Participating policyholders’ equity	187	156
Non-controlling interests	592	464
Total equity	41,938	33,926
Total liabilities and equity	$704,643	$579,406

The accompanying notes are an integral part of these Consolidated Financial Statements.

Donald A. Guloien President and Chief Executive Officer	Richard B. DeWolfe Chairman of the Board of Directors

Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 107

Consolidated Statements of Income

For the years ended December 31, (Canadian $ in millions except per share amounts)	2015	2014
Revenue
Premium income
Gross premiums	$32,020	$25,156
Premiums ceded to reinsurers	(8,095)	(7,343)
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 3)	(7,996)	–
Net premiums	15,929	17,813
Investment income (note 4)
Investment income	11,465	10,744
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(3,062)	17,092
Net investment income	8,403	27,836
Other revenue	10,098	8,739
Total revenue	34,430	54,388
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 8)	23,761	20,318
Change in insurance contract liabilities	7,452	24,185
Change in investment contract liabilities	203	65
Benefits and expenses ceded to reinsurers	(7,265)	(6,709)
Change in reinsurance assets (note 3)	(6,810)	506
Net benefits and claims	17,341	38,365
General expenses	6,221	4,772
Investment expenses (note 4)	1,615	1,319
Commissions	5,176	4,250
Interest expense	1,101	1,131
Net premium taxes	358	287
Total contract benefits and expenses	31,812	50,124
Income before income taxes	2,618	4,264
Income tax expense (note 6)	(328)	(671)
Net income	$2,290	$3,593
Net income attributed to:
Non-controlling interests	$69	$71
Participating policyholders	30	21
Shareholders	2,191	3,501
	$2,290	$3,593
Net income attributed to shareholders	2,191	3,501
Preferred share dividends	(116)	(126)
Common shareholders’ net income	$2,075	$3,375
Earnings per share
Basic earnings per common share (note 13)	$1.06	$1.82
Diluted earnings per common share (note 13)	1.05	1.80
Dividends per common share	0.665	0.57

The accompanying notes are an integral part of these Consolidated Financial Statements.

108 Manulife Financial Corporation	2015 Annual Report	Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2015	2014
Net income	$2,290	$3,593
Other comprehensive income (“OCI”), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	5,450	1,888
Net investment hedges	(131)	(34)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the year	(165)	700
Reclassification of net realized gains and impairments to net income	(283)	(231)
Cash flow hedges:
Unrealized losses arising during the year	(64)	(136)
Reclassification of realized losses to net income	11	9
Share of other comprehensive income (loss) of associates	(3)	4
Total items that may be subsequently reclassified to net income	4,815	2,200
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	8	(77)
Real estate revaluation reserve	2	1
Total items that will not be reclassified to net income	10	(76)
Other comprehensive income, net of tax	4,825	2,124
Total comprehensive income, net of tax	$7,115	$5,717
Total comprehensive income attributed to:
Non-controlling interests	$67	$74
Participating policyholders	31	22
Shareholders	7,017	5,621

Income Taxes included in Other Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2015	2014
Income tax expense (recovery) on
Unrealized foreign exchange gains/losses on translation of foreign operations	$5	$9
Unrealized foreign exchange gains/losses on net investment hedges	(48)	(12)
Unrealized gains/losses on available-for-sale financial securities	(120)	162
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(36)	(62)
Unrealized gains/losses on cash flow hedges	(39)	(69)
Reclassification of realized gains/losses to net income on cash flow hedges	6	5
Share of other comprehensive income (loss) of associates	(1)	2
Change in pension and other post-employment plans	(11)	(33)
Real estate revaluation reserve	1	1
Total income tax expense (recovery)	$(243)	$3

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 109

Consolidated Statements of Changes in Equity

For the years ended December 31, (Canadian $ in millions)	2015	2014
Preferred shares
Balance, beginning of year	$2,693	$2,693
Issued (note 13)	–	800
Redeemed (note 13)	–	(784)
Issuance costs, net of tax	–	(16)
Balance, end of year	2,693	2,693
Common shares
Balance, beginning of year	20,556	20,234
Issued on exercise of stock options	37	43
Issued under dividend reinvestment and share purchase plans	–	279
Issued in exchange of subscription receipts (note 3)	2,206	–
Balance, end of year	22,799	20,556
Contributed surplus
Balance, beginning of year	267	256
Exercise of stock options and deferred share units	(6)	(3)
Stock option expense	16	14
Balance, end of year	277	267
Shareholders’ retained earnings
Balance, beginning of year	7,624	5,294
Net income attributed to shareholders	2,191	3,501
Preferred share dividends	(116)	(126)
Par redemption value in excess of carrying value for preferred shares redeemed	–	(16)
Common share dividends	(1,301)	(1,029)
Balance, end of year	8,398	7,624
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of year	2,166	46
Change in unrealized foreign exchange gains (losses) of net foreign operations	5,319	1,854
Change in actuarial gains (losses) on pension and other post-employment plans	8	(77)
Change in unrealized gains (losses) on available-for-sale financial securities	(446)	466
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(53)	(127)
Change in real estate revaluation reserve	1	–
Share of other comprehensive income (loss) of associates	(3)	4
Balance, end of year	6,992	2,166
Total shareholders’ equity, end of year	41,159	33,306
Participating policyholders’ equity
Balance, beginning of year	156	134
Net income attributed to participating policyholders	30	21
Other comprehensive income attributed to policyholders	1	1
Balance, end of year	187	156
Non-controlling interests
Balance, beginning of year	464	376
Net income attributed to non-controlling interests	69	71
Other comprehensive Income (loss) attributed to non-controlling interests	(2)	3
Contributions, net	61	14
Balance, end of year	592	464
Total equity, end of year	$41,938	$33,926

The accompanying notes are an integral part of these Consolidated Financial Statements.

110 Manulife Financial Corporation	2015 Annual Report	Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31, (Canadian $ in millions)	2015	2014
Operating activities
Net income	$2,290	$3,593
Adjustments:
Increase in insurance contract liabilities	7,452	24,185
Increase in investment contract liabilities	203	65
Decrease in reinsurance assets, excluding the impact of Closed Block reinsurance transaction (note 3)	1,391	506
Amortization of (premium) discount on invested assets	90	(1)
Other amortization	580	462
Net realized and unrealized (gains) losses and impairments on assets	3,487	(17,312)
Deferred income tax expense (recovery)	(343)	98
Stock option expense	16	14
Cash provided by operating activities before undernoted items	15,166	11,610
Cash decrease due to Closed Block reinsurance transaction (note 3)	(2,023)	–
Changes in policy related and operating receivables and payables	(2,809)	(804)
Cash provided by operating activities	10,334	10,806
Investing activities
Purchases and mortgage advances	(77,109)	(62,754)
Disposals and repayments	66,950	58,871
Change in investment broker net receivables and payables	102	16
Net cash decrease from sale and purchase of subsidiaries and businesses	(3,808)	(199)
Cash used in investing activities	(13,865)	(4,066)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	(212)	273
Repayment of long-term debt (note 11)	(2,243)	(1,000)
Issue of capital instruments, net (note 12)	2,089	995
Redemption of capital instruments (note 12)	(350)	–
Issue of subscription receipts (note 3)	–	2,220
Funds borrowed (repaid), net	(46)	1
Secured borrowing from securitization transactions	436	–
Changes in deposits from Bank clients, net	(351)	(1,526)
Shareholders’ dividends paid in cash	(1,427)	(910)
Contributions from (distributions to) non-controlling interests, net	61	(59)
Common shares issued, net (note 13)	37	43
Preferred shares issued, net (note 13)	–	784
Preferred shares redeemed, net (note 13)	–	(800)
Cash provided (used in) by financing activities	(2,006)	21
Cash and short-term securities
Increase (decrease) during the year	(5,537)	6,761
Effect of foreign exchange rate changes on cash and short-term securities	2,102	790
Balance, beginning of year	20,437	12,886
Balance, December 31	17,002	20,437
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	21,079	13,630
Net payments in transit, included in other liabilities	(642)	(744)
Net cash and short-term securities, January 1	20,437	12,886
End of year
Gross cash and short-term securities	17,885	21,079
Net payments in transit, included in other liabilities	(883)	(642)
Net cash and short-term securities, December 31	$17,002	$20,437
Supplemental disclosures on cash flow information
Interest received	$9,925	$8,834
Interest paid	1,086	1,079
Income taxes paid	787	754

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 111

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112 Manulife Financial Corporation	2015 Annual Report	Consolidated Financial Statements

Notes to Consolidated Financial Statements

Page Number	Note
114	Note 1	Nature of Operations and Significant Accounting Policies
121	Note 2	Accounting and Reporting Changes
123	Note 3	Acquisitions and Distribution Agreement
125	Note 4	Invested Assets and Investment Income
132	Note 5	Derivative and Hedging Instruments
138	Note 6	Income Taxes
140	Note 7	Goodwill and Intangible Assets
142	Note 8	Insurance Contract Liabilities and Reinsurance Assets
150	Note 9	Investment Contract Liabilities
151	Note 10	Risk Management
157	Note 11	Long-Term Debt
158	Note 12	Liabilities for Preferred Shares and Capital Instruments
159	Note 13	Share Capital and Earnings Per Share
160	Note 14	Capital Management
161	Note 15	Stock-Based Compensation
163	Note 16	Employee Future Benefits
168	Note 17	Interests in Structured Entities
170	Note 18	Commitments and Contingencies
172	Note 19	Segmented Information
173	Note 20	Related Parties
174	Note 21	Subsidiaries
176	Note 22	Segregated Funds
177	Note 23	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)
182	Note 24	Comparatives

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 113

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    Nature of Operations and Significant Accounting Policies

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermudian reinsurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Consolidated Financial Statements should be read in conjunction with “Risk Management” in the 2015 Management’s Discussion and Analysis (“MD&A”) dealing with IFRS 7 “Financial Instruments: Disclosures” as the discussion on market risk and liquidity risk includes certain disclosures that are considered an integral part of these Consolidated Financial Statements.

These Consolidated Financial Statements as at and for the year ended December 31, 2015 were authorized for issue by MFC’s Board of Directors on February 18, 2016.

(b) Basis of preparation

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to the assumptions used in measuring insurance and investment contract liabilities, assessing assets for impairment, determination of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions and fair valuation of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

(c) Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date, that is, an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company has a process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominately external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date reflecting market transactions.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include

114 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities (“CMBS”) and other securities that have little or no price transparency. Embedded and complex derivative financial instruments as well as real estate classified as investment property are also included in Level 3.

(d) Basis of consolidation

MFC consolidates the financial statements of all entities, including certain structured entities that it controls. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity, is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect its share of variable returns. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision-making power, the Company considers the extent of its rights relative to the management of an entity, the level of voting rights held in an entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over an entity’s financial and operating policies and to the extent of minority ownership in an entity, if any, the possibility for de facto control being present. When assessing returns, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from an entity’s activities in addition to the proportionate significance of such returns. The Company also considers the degree to which its interests are aligned with those of other parties investing in an entity and the degree to which it may act in its own interest.

The financial statements of subsidiaries and controlled structured entities are included in the Company’s consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The initial control assessment is performed at inception and is reconsidered at a later date if the Company acquires or loses power over the key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company’s proportionate exposure to variable returns changes; or if the Company’s ability to use its power to affect its variable returns from the entity changes.

The Company’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and income and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of the Company’s subsidiaries and are presented within total equity, separate from the equity of MFC’s shareholders. Non-controlling interests in the net income and other comprehensive income (“OCI”) of MFC’s subsidiaries and consolidated structured entities are included in total net income and total other comprehensive income, respectively. An exception to this occurs where the subsidiary or consolidated structured entity’s shares are required to be redeemed for cash on a fixed or determinable date, in which case non-controlling interests in the subsidiary’s capital are presented as liabilities of the Company and non-controlling interests in the subsidiary’s income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence (an “associate”), whereby the Company records its share of the associate’s net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management and other relationships with the entity, if any, provide the Company with significant influence over the entity. Gains and losses on the sale of associates are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on transactions with associates are eliminated to the extent of the Company’s interest in the associate. Investments in associates are included in other invested assets on the Company’s Consolidated Statements of Financial Position.

(e) Invested assets

Invested assets that are considered financial instruments are classified as fair value through profit or loss (“FVTPL”), loans and receivables, or as available-for-sale (“AFS”) financial assets. The Company determines the classification of its financial assets at initial recognition. Invested assets are recognized initially at fair value plus, in the case of investments not at FVTPL, directly attributable transaction costs. Invested assets are classified as financial instruments at FVTPL if they are held for trading, if they are designated by management under the fair value option, or if a derivative is embedded in the investment. Invested assets classified as AFS are non-derivative financial assets that do not fall into any of the other categories described above.

Valuation methods for the Company’s invested assets are described above. All fair value valuations are performed in accordance with IFRS 13 “Fair Value Measurement”. The three levels of the fair value hierarchy and the disclosure of the fair value for financial instruments not carried at fair value on the Consolidated Statements of Financial Position are described in note 4. Fair value valuations are performed internally by the Company and by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, inputs to the valuation and vendor controls reports.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Short-term securities are comprised of investments due to mature within one year of the date of purchase. The carrying value of these instruments approximates fair value due to their short-term maturities and they are generally classified as Level 1. Commercial paper

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 115

and discount notes are classified as Level 2 because these securities are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

Debt securities are carried at fair value. Debt securities are generally valued by independent pricing vendors using proprietary pricing models incorporating current market inputs for similar instruments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates. These debt securities are classified as Level 2, but can be Level 3 if the significant inputs are unobservable. Realized gains and losses on sale of debt securities and unrealized gains and losses on debt securities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS debt securities are recorded in OCI, with the exception of unrealized gains and losses on foreign currency translation which are included in income. Impairment losses on AFS debt securities are recognized in income when there is objective evidence of impairment. Impairment is considered to have occurred, based on management’s judgment, when it is deemed probable that the Company will not be able to collect all amounts due according to the debt security’s contractual terms.

Equities are comprised of common and preferred equities and are carried at fair value. Equities are classified as Level 1, as fair values are based on quoted market prices. Realized gains and losses on sale of equities and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS equities are recorded in OCI. Impairment losses on AFS equities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred when fair value has declined below cost by significant amounts or for prolonged periods of time. Judgment is applied in determining whether the decline is significant or prolonged.

Mortgages are carried at amortized cost, and are classified as Level 3 due to the observability and significance of valuation inputs. Realized gains and losses are recorded in investment income immediately. Impairment losses are recorded on mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest and are measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the mortgages. Expected future cash flows are typically determined in reference to the fair value of collateral security underlying the mortgages, net of expected costs of realization and any applicable insurance recoveries. Significant judgment is applied in the determination of impairment including the timing and account of future collections.

The Company accounts for insured mortgage securitizations as secured financing transactions since the criteria for sale accounting are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amount owed at maturity. Interest income on the mortgages and interest expense on the borrowing are recorded using the effective interest rate method.

Private placements, which include corporate loans for which there is no active market, are carried at amortized cost. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the loans. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

Policy loans are carried at an amount equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Loans to Bank clients are carried at unpaid principal less allowance for credit losses, if any. Loans to Bank clients are considered impaired when there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, with a negative impact on the estimated future cash flows of a loan.

Once established, allowances for impairment of mortgages, private placements and loans to Bank clients are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized in income to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. Impairment losses for AFS equity instruments are not reversed through income. On disposition of an impaired asset, any allowance for impairment is released.

In addition to impairment and provisions for loan losses (recoveries) reported in investment income, the measurement of insurance contract liabilities and the investment return assumptions include expected future credit losses on fixed income investments. Refer to note 8(d).

Interest income is recognized on debt securities, mortgages, private placements, policy loans and loans to Bank clients as it accrues and is calculated by using the effective interest rate method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as mortgages and private placements measured at amortized cost.

The Company records purchases and sales of invested assets on a trade date basis, except for originated loans, which are recognized on a settlement date basis.

Real estate consists of both own use and investment property. Own use property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. Where own use property is included in assets backing insurance contract liabilities, the fair value of own use property is used in the valuation of insurance contract liabilities.

116 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Investment property is property held to earn rental income, for capital appreciation, or both. Investment property is measured at fair value with changes in fair value recognized in income. Fair value is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques used include discounted cash flows, the direct capitalization method as well as comparable sales analysis and include both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment property is classified as Level 3.

Other invested assets include private equity and property investments held in power and infrastructure and timber as well as the agriculture and oil and gas sectors. Private equity investments are accounted for as associates using the equity method (as described in note 1(d) above) or are classified as FVTPL or AFS and carried at fair value. Investments in oil and gas exploration and evaluation costs are measured on a “successful efforts” basis. Timber and agriculture properties are measured at fair value with changes in fair value recognized in income. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 4. Other invested assets that are measured at fair value are classified as Level 3.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the lease receivable and related non-recourse debt using the effective yield method.

(f) Goodwill and intangible assets

Goodwill represents the difference between the purchase cost of an acquired business and the Company’s proportionate share of the net identifiable assets acquired and liabilities and contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment.

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit (“CGU”) or group of CGUs level. The Company allocates goodwill to CGUs or groups of CGUs for the purpose of impairment testing based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are reduced by the excess on a pro-rata basis.

The recoverable amount of a CGU is the higher of the estimated fair value less costs to sell or the value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In some cases, the most recent detailed calculation made in a prior period of the recoverable amount of a CGU is used in the testing of impairment of goodwill in the current period. This is the case only if there are no significant changes to the CGU, the likelihood of impairment is remote based on the analysis of the current events and circumstances, and the most recent recoverable amount substantially exceeds the carrying amount of the CGU.

Intangible assets with indefinite useful lives specifically include the John Hancock brand name and certain investment management contracts. The indefinite useful life assessment for brand is based on the brand name being protected in markets where branded products are sold by trademarks, which are renewable indefinitely, and for certain investment management contracts due to the ability to renew the contract indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if there is an indication that it is not recoverable.

Intangible assets with finite useful lives include acquired customer relationships, distribution networks, certain investment management contracts, capitalized software and other contractual rights. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years. Customer relationships, distribution networks and other finite life intangible assets are amortized over their estimated useful lives, five to 68 years, either based on straight-line or in relation to the associated gross margin from the related business. Finite life intangible assets are assessed for indicators of impairment at each reporting period, or more frequently when events or changes in circumstances dictate. If any indication of impairment exists, these assets are subject to an impairment test.

(g) Miscellaneous assets

Miscellaneous assets include assets in a rabbi trust with respect to unfunded defined benefit obligations, deferred acquisition costs, capital assets and defined benefit assets, if any (refer to note 1(o)). Deferred acquisition costs are carried at cost less accumulated amortization. These costs are recognized over the period where redemption fees may be charged or over the period revenue is earned. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(h) Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 117

Segregated funds net assets are measured at fair value and primarily include investments in mutual funds, debt securities, equities, real estate, short-term investments and cash and cash equivalents. With respect to the consolidation requirement of IFRS, in assessing the Company’s degree of control over the underlying investments, the Company considers the scope of its decision making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to the variability of returns. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to invested assets held by the general fund, as described above in note 1(e). Segregated funds net liabilities are measured based on the value of the segregated funds net assets. Investment returns on segregated fund assets belong to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investment is segregated funds. Accordingly, investment income earned by segregated funds and expenses incurred by segregated funds are offset and are not separately presented in the Consolidated Statements of Income. Fee income earned by the Company for managing the segregated funds is included in other revenue. Refer to note 22.

Liabilities related to the guarantees associated with certain funds, as a result of certain variable life and annuity contracts, are recorded within the Company’s insurance contract liabilities. The Company holds assets supporting these guarantees which are recognized in invested assets according to their investment type.

(i) Insurance and investment contract liabilities

Most contracts issued by the Company are considered insurance, investment or service contracts. Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in the Consolidated Financial Statements. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered service contracts and are accounted for in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IAS 18 “Revenue”, respectively.

Once a contract has been classified as an insurance contract it remains an insurance contract even if the insurance risk reduces significantly. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Insurance contract liabilities, net of reinsurance assets, represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Insurance contract liabilities are presented gross of reinsurance assets on the Consolidated Statements of Financial Position. The Company’s Appointed Actuary is responsible for determining the amount of insurance contract liabilities in accordance with standards established by the Canadian Institute of Actuaries. Insurance contract liabilities, net of reinsurance assets, have been determined using CALM as permitted by IFRS 4 “Insurance Contracts”. Refer to note 8.

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost, or at fair value by election, if the election reduces accounting mismatches between the assets supporting the contracts and the liabilities. The liability is derecognized when the contract expires, is discharged or is cancelled.

Derivatives embedded within insurance contracts are separated if they are not considered to be closely related to the host insurance contract and do not meet the definition of an insurance contract. These embedded derivatives are presented separately in other assets or other liabilities and are measured at fair value with changes in fair value recognized in income.

(j) Reinsurance assets

The Company uses reinsurance in the normal course of business to manage its risk exposure. Insurance ceded to a reinsurer does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements.

Reinsurance assets represent the benefit derived from reinsurance agreements in-force at the reporting date, taking into account the financial condition of the reinsurer. Amounts recoverable from reinsurers are estimated in accordance with the terms of the relevant reinsurance contract.

Gains or losses on reinsurance transactions are recognized in income immediately on the transaction date and are not amortized. Premiums ceded and claims reimbursed are presented on a gross basis on the Consolidated Statements of Income. Reinsurance assets are not offset against the related insurance contract liabilities and are presented separately on the Consolidated Statements of Financial Position. Refer to note 8(a).

(k) Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinated notes, surplus notes, subscription receipts and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

118 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(l) Income taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records provisions for uncertain tax positions if it is probable that the Company will make a payment on tax positions as a result of examinations by the tax authorities. These provisions are measured at the Company’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes and deferred income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax asset to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

(m) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

Transactions in a foreign currency are translated to the functional currency at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the quarter reported. Exchange gains and losses are recognized in income with the exception of translation of net investments in foreign operations and the results of hedging these positions. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation is disposed of or control or significant influence over it is lost.

(n) Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16. Compensation expense of equity instruments is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates, unless forfeitures are due to market-based conditions.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of the awards resulting from changes in the market value of the Company’s common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation cost is recognized over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 119

Contributions to the Global Share Ownership Plan (“GSOP”) (refer to note 15(d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase MFC common shares in the open market.

(o) Employee future benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

The Company’s obligation in respect of defined benefit pension and other post-employment plans is calculated for each plan as the estimated present value of the future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield at the reporting date on high quality corporate debt securities that have approximately the same term as the obligations and that are denominated in the same currency in which the benefits are expected to be paid and is updated annually.

To determine the Company’s net defined benefit asset or liability, the fair value of plan assets are deducted from the defined benefit obligations. When this calculation results in a surplus, the asset recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit).

Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities. The net benefit cost for the year is recognized in income and is calculated as the sum of the service cost in respect of the fiscal year, the net interest income or expense and any applicable administration expenses, plus past service costs resulting from plan amendments or curtailments. The net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit asset or liability due to re-measurement of pension and retiree welfare plans are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods. They consist of actuarial gains and losses, the impact of the asset limit if any, and the return on plan assets, excluding amounts included in net interest income or expense. Changes in the net defined benefit asset or liability due to re-measurement of disability welfare plans are recognized in income in the period in which they occur.

The cost of defined contribution plans is the contribution provided by the Company and is recognized in income in the periods during which services are rendered by employees.

The cost of retiree welfare plans is recognized in income over the employees’ years of service to their dates of full entitlement.

The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

(p) Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative and the host instrument itself is not recorded at FVTPL. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 5.

Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that the hedging relationship will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. The assessment of hedge effectiveness is performed at the end of each reporting period both prospectively and retrospectively. When it is determined that a hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivatives are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recognized according to the nature of the risks being hedged, as discussed below.

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value

120 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in OCI are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized in income. The reclassifications from accumulated other comprehensive income (“AOCI”) are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to general expenses.

Gains and losses on cash flow hedges accumulated in OCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in OCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operations are recognized in income.

(q) Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported gross of reinsurance ceded (refer to note 8). Revenue on service contracts is recognized as services are rendered.

Expenses are recognized when incurred. Insurance contract liabilities are computed at the end of each year, resulting in benefits and expenses being matched with the premium income.

Note 2    Accounting and Reporting Changes

(a) Changes in accounting policy

(I) Amendments to IAS 19 “Employee Benefits”

Effective January 1, 2015, the Company adopted the amendments to IAS 19 “Employee Benefits” issued by the IASB in November 2013. The amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(II) Annual Improvements 2010–2012 and 2011–2013 Cycles

Effective January 1, 2015, the Company adopted the amendments issued under the 2010-2012 and 2011-2013 Cycles of the Annual Improvements project issued by the IASB in December 2013. The IASB issued various minor amendments to different standards, with some amendments to be applied prospectively and others to be applied retrospectively. Adoption of these amendments did not have significant impact on the Company’s Consolidated Financial Statements.

(b) Future accounting and reporting changes

(I) Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that the depreciation or amortization of assets accounted for under these two standards should reflect a pattern of consumption of the assets rather than reflect economic benefits expected to be generated from the assets. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(II) Amendments to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment”

Amendments to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment” were issued in June 2014 and are effective for years beginning on or after January 1, 2016, to be applied retrospectively. These amendments require that “bearer plants” (that is, plants used in the production of agricultural produce and not intended to be sold as a living plant except for incidental scrap sales) should be considered as property, plant and equipment in the scope of IAS 16 and should be measured either at cost or revalued amount with changes recognized in OCI. Currently these plants are in the scope of IAS 41 and are measured at fair value less cost to sell. These amendments only apply to the accounting requirements of a bearer plant and not agricultural land properties. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(III) Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued in September 2014. The effective dates for the amendments have been postponed indefinitely. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 121

only if the subsidiary meets the definition of a business in IFRS 3 “Business Combinations”. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture.

Additional amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued in December 2014 and are effective for years beginning on or after January 1, 2016, to be applied retrospectively. The amendments clarify the requirements when applying the investment entities consolidation exception. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(IV) IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 “Revenue from Contracts with Customers” was issued in May 2014 and is effective for years beginning on or after January 1, 2018, to be applied retrospectively or on a modified retrospective basis. IFRS 15 clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. IFRS 15 does not apply to insurance contracts, financial instruments and lease contracts. Accordingly, the adoption of IFRS 15 may impact the revenue recognition related to the Company’s asset management and service contracts and may result in additional financial statement disclosure. The Company is assessing the impact of this standard.

(V) IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. It is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”.

The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement for financial liabilities remains generally unchanged; however, for a financial liability designated as at fair value through profit or loss, revisions have been made in the accounting for changes in fair value attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

Revisions issued in July 2014 replace the existing incurred loss model used for measuring the allowance for credit losses with an expected loss model. Changes were also made to the existing classification and measurement model designed primarily to address specific application issues raised by early adopters of the standard. They also address the income statement accounting mismatches and short-term volatility issues which have been identified as a result of the insurance contracts project.

The Company is assessing the impact of these amendments, including the proposed amendments to IFRS 4 “Insurance Contracts” outlined below.

(VI) Proposed Amendments to IFRS 4 “Insurance Contracts”

In December, 2015, the IASB issued proposed amendments to IFRS 4 which address concerns about the different effective dates of IFRS 9 and the new insurance contracts standard that will replace IFRS 4. The amendments propose an optional temporary exemption from applying IFRS 9 “Financial Instruments” that would be available to companies whose predominant activity is to issue insurance contracts. The amendments would permit deferral of adopting IFRS 9 until annual periods beginning on or after January 1, 2021 or until the new insurance contract standard becomes effective if at an earlier date. The amendments also propose an option for entities issuing insurance contracts within the scope of IFRS 4 to apply the “overlay approach” to the presentation of qualifying financial assets, removing from net income and presenting instead in OCI, the impact of measuring FVTPL financial assets at fair value through profit or loss under IFRS 9 when they would not have been so measured under IAS 39. The Company is assessing the impact of these proposed amendments.

(VII) Amendments to IAS 12 “Income Taxes”

Amendments to IAS 12 “Income Taxes” were issued in January 2016 and are effective for years beginning on or after January 1, 2017, to be applied retrospectively. The amendments clarify recognition of deferred tax assets relating to unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset’s carrying amount where probable. The Company will continue to monitor the impact of this adoption on its Consolidated Financial Statements.

122 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(VIII) IFRS 16 “Leases”

IFRS 16 “Leases” was issued in January 2016 and is effective for years beginning on or after January 1, 2019, to be applied retrospectively or on a modified retrospective basis. It is intended to replace IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (“lessee”) and the supplier (“lessor”). The standard brings most leases on-balance sheet for lessees under a single model, eliminating the previous classifications of operating and finance leases. The only exemption to this treatment is for lease contracts with duration of less than one year. The on-balance sheet treatment will result in the grossing up of the balance sheet due to a right-of-use asset being recognized with an offsetting liability. Lessor accounting under the standard remains largely unchanged with previous classifications of operating and finance leases being maintained. The Company is assessing the impact of this standard.

Note 3    Acquisitions and Distribution Agreement

(a) Canadian-based operations of Standard Life plc

On January 30, 2015, the Company completed its purchase of 100 per cent of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc (“Standard Life”), for cash consideration of $4 billion. On the same day, the Company’s outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion. The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company.

The acquisition contributes to the Company’s growth strategy, particularly in wealth and asset management.

The Company has finalized its evaluation of the fair value of the net assets acquired from Standard Life and the purchase price allocation is complete. In the fourth quarter of 2015, the Company finalized its review of acquired insurance contract liabilities. As a result of this review, net identifiable assets acquired decreased by $63 and goodwill increased by a commensurate amount. The following table summarizes the final amounts assigned to the assets acquired, liabilities assumed and resulting goodwill as at the acquisition date.

Fair value recognized on acquisition
Assets acquired
Cash and short-term securities	$571
Invested assets	19,256
Reinsurance assets	316
Intangible assets	1,010
Other assets	457
Segregated funds net assets	31,838
Total identifiable assets	53,448
Liabilities
Insurance and investment contract liabilities	17,670
Other liabilities	1,028
Subordinated debentures	425
Segregated funds net liabilities	31,838
Total identifiable liabilities	50,961
Net identifiable assets acquired	2,487
Purchase consideration	4,000
Excess consideration paid over identifiable net assets acquired allocated to goodwill	$1,513

The Standard Life acquisition contributed $2 to net income for the 11 months ended December 31, 2015, excluding a $99 charge related to integration activities and acquisitions costs. The Company incurred $35 related to the amortization of intangible assets associated with the Standard Life acquisition.

(b) Retirement plan services business of New York Life

On April 14, 2015, the Company completed the acquisition of New York Life’s (“NYL”) Retirement Plan Services (“RPS”) business. The consideration for the purchase of the RPS business included the assumption by NYL of the Company’s in-force participating life insurance closed block (“Closed Block”) through net 60% reinsurance agreements, effective July 1, 2015.

The acquisition of the NYL RPS business contributed to John Hancock’s expansion into the mid-case and large-case retirement plan markets, added US$56.6 billion of plan assets under administration and supports Manulife’s global growth strategy for wealth and asset management businesses.

Under IFRS 3 “Business Combinations”, the acquisition of the NYL RPS business and the Closed Block reinsurance agreements are considered one transaction because mutual agreement on both the acquisition and the reinsurance was required in order to proceed

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 123

with the transaction. While the Company has substantially completed its comprehensive evaluation, the purchase price allocation remains open until March 31, 2016. The following table summarizes the purchase consideration, and resulting goodwill and intangible assets as at the acquisition date.

Fair value recognized on acquisition
Purchase consideration	$398
Additional consideration related to reinsuring the Closed Block, net of tax of $205	389
Total purchase consideration	787
Excess consideration paid over identifiable net assets acquired allocated to goodwill and intangible assets(1)	$787

(1)	The fair value of intangible assets acquired and goodwill were $128 and $659, respectively.

The NYL RPS acquisition contributed $19 to net income for the 8.5 months ended December 31, 2015, excluding a charge of $50 related to integration activities and acquisition costs.

The reinsurance ceded portion of the transaction included a transfer of $14.0 billion of invested assets to NYL, the recognition of a $13.4 billion reinsurance asset related to both the 60% of the block that was ceded and the 40% of the block that was retained on a funds withheld basis, as well as a $0.6 billion pre-tax shortfall ($0.4 billion post-tax) that was reported as additional consideration for the retirement plan service business.

In total the transaction had no impact on net income. The ceded portion of the transaction resulted in the Company recording a net $8.0 billion charge to revenue for premiums ceded ($9.1 billion) net of commissions received ($0.5 billion) and the additional consideration for the retirement plan services business ($0.6 billion). These items were fully offset by an $8.0 billion increase in the change in reinsurance assets.

(c) Distribution agreement with DBS Bank Ltd (“DBS”)

On April 8, 2015, the Company announced a 15-year regional distribution agreement with DBS. Manulife was selected as the exclusive provider of bancassurance solutions to DBS customers in Singapore, Hong Kong, Indonesia and mainland China.

The distribution agreement became effective on January 1, 2016 and accelerates Manulife’s Asia growth strategy, deepens and diversifies our insurance business, and gives us access to a wider range of customers.

During 2015, payments to DBS of $796 were made which are reported as other assets. On January 4, 2016, final payments of $831 were made.

(d) Mandatory Provident Fund businesses of Standard Chartered

On September 10, 2015, Manulife entered into an agreement with Standard Chartered, an international banking group, under which Manulife will acquire Standard Chartered’s Mandatory Provident Fund (“MPF”) and Occupational Retirement Schemes Ordinance (“ORSO”) businesses in Hong Kong, and the related investment management entity. Manulife and Standard Chartered also agreed on a 15-year distribution partnership providing Manulife the exclusive right to offer its MPF products to Standard Chartered’s customers in Hong Kong.

These arrangements will expand Manulife’s retirement business in Hong Kong. Subject to the receipt of all necessary approvals and other customary closing conditions, the transaction is expected to close in late 2016.

124 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Note 4    Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at December 31, 2015	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value(9)
Cash and short-term securities(4)	$574	$13,548	$3,763	$17,885	$17,885
Debt securities(5)
Canadian government and agency	16,965	4,318	–	21,283	21,283
U.S. government and agency	15,964	12,688	–	28,652	28,652
Other government and agency	17,895	1,688	–	19,583	19,583
Corporate	80,269	4,925	–	85,194	85,194
Mortgage/asset-backed securities	2,797	318	–	3,115	3,115
Public equities	14,689	2,294	–	16,983	16,983
Mortgages	–	–	43,818	43,818	45,307
Private placements	–	–	27,578	27,578	29,003
Policy loans	–	–	7,673	7,673	7,673
Loans to Bank clients	–	–	1,778	1,778	1,782
Real estate
Own use property(6)	–	–	1,379	1,379	2,457
Investment property	–	–	13,968	13,968	13,968
Other invested assets
Alternative long-duration assets(7)	8,952	76	7,253	16,281	16,261
Various other(8)	163	–	3,934	4,097	4,097
Total invested assets	$158,268	$39,855	$111,144	$309,267	$313,243

As at December 31, 2014
Cash and short-term securities(4)	$320	$14,505	$6,254	$21,079	$21,079
Debt securities(5)
Canadian government and agency	13,762	3,858	–	17,620	17,620
U.S. government and agency	15,225	9,611	–	24,836	24,836
Other government and agency	13,838	1,489	–	15,327	15,327
Corporate	68,828	4,437	–	73,265	73,265
Mortgage/asset-backed securities	3,047	351	–	3,398	3,398
Public equities	12,389	2,154	–	14,543	14,543
Mortgages	–	–	39,458	39,458	41,493
Private placements	–	–	23,284	23,284	25,418
Policy loans	–	–	7,876	7,876	7,876
Loans to Bank clients	–	–	1,772	1,772	1,778
Real estate
Own use property(6)	–	–	831	831	1,566
Investment property	–	–	9,270	9,270	9,270
Other invested assets
Alternative long-duration assets(7)	6,942	73	6,144	13,159	13,194
Various other(8)	149	–	3,443	3,592	3,592
Total invested assets	$134,500	$36,478	$98,332	$269,310	$274,255

(1)

The FVTPL classification was elected for securities backing insurance contract liabilities in order to substantially reduce any accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)

Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)

Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, equity method accounted investments, oil and gas investments, and leveraged leases. Refer to note 1(e) for further details regarding accounting policy.

(4)

Includes short-term securities with maturities of less than one year at acquisition amounting to $4,796 (2014 – $6,502) cash equivalents with maturities of less than 90 days at acquisition amounting to $9,326 (2014 – $8,322) and cash of $3,763 (2014 – $6,254).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $905 and $39, respectively (2014 – $1,218 and $109, respectively).
(6)	Includes accumulated depreciation of $366 (2014 – $322).
(7)

Includes investments in private equity of $3,754, power and infrastructure of $5,260, oil and gas of $1,740, timber and agriculture of $5,092 and various other invested assets of $435 (2014 – $2,758, $4,002, $2,161, $3,949 and $289, respectively).

(8)	Includes $3,549 (2014 – $2,925) of leveraged leases. Refer to note 1(e) regarding accounting policy.
(9)	The methodologies for determining fair value of the Company’s invested assets are described in note 1 and note 4(g).

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 125

(b) Other invested assets

Other invested assets include investments in associates and joint ventures which were accounted for using the equity method of accounting as follows.

	2015		2014
As at December 31,	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$3,549	70	$2,925	70
Timber and agriculture	423	9	354	8
Real estate	370	7	238	6
Other	714	14	647	16
Total	$5,056	100	$4,164	100

The Company’s share of profit and dividends from these investments for the year ended December 31, 2015 were $23 and $14, respectively (2014 – $105 and $8, respectively).

(c) Investment income

For the year ended December 31, 2015	FVTPL	AFS	Other(1)	Total	Yields(2)
Cash and short-term securities					1.8%
Interest income	$10	$92	$–	$102
Gains (losses)(3)	(13)	220	–	207
Debt securities					1.0%
Interest income	4,849	529	–	5,378	3.6%
Gains (losses)(3)	(3,969)	106	–	(3,863)	(2.5%	)
Recovery, net	(13)	4	–	(9)
Public equities					1.0%
Dividend income	434	59	–	493
Gains (losses)(3)	(551)	257	–	(294)
Impairment loss	–	(32)	–	(32)
Mortgages					4.7%
Interest income	–	–	1,758	1,758
Gains (losses)(3)	–	–	279	279
Private placements					5.6%
Interest income	–	–	1,375	1,375
Gains (losses)(3)	–	–	97	97
Impairment, net	–	–	(37)	(37)
Policy loans	–	–	388	388	4.8%
Loans to Bank clients					3.9%
Interest income	–	–	69	69
Provision, net	–	–	(1)	(1)
Real estate					11.5%
Rental income, net of depreciation(4)	–	–	509	509
Gains (losses)(3)	–	–	946	946
Derivatives					n/a
Interest income, net	–	–	932	932
Gains (losses)(3)	–	–	(512)	(512)
Other invested assets					3.4%
Interest income	–	–	112	112
Oil and gas, timber, agriculture and other income	–	–	891	891
Gains (losses)(3)	111	3	55	169
Impairment, net	(3)	–	(551)	(554)
Total investment income	$855	$1,238	$6,310	$8,403	2.8%
Investment income
Interest income	$4,859	$621	$4,634	$10,114	3.4%
Dividend, rental and other income	434	59	1,400	1,893	0.6%
Impairments and provisions for loan losses	(16)	(28)	(589)	(633)	(0.2%	)
Other	(164)	549	(294)	91	0.0%
	5,113	1,201	5,151	11,465
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	(3,969)	12	–	(3,957)	(1.3%	)
Public equities	(538)	25	–	(513)	(0.2%	)
Mortgages	–	–	278	278	0.1%
Private placements	–	–	95	95	0.0%
Real estate	–	–	980	980	0.3%
Other invested assets	249	–	106	355	0.1%
Derivatives, including macro equity hedging program	–	–	(300)	(300)	(0.1%	)
	(4,258)	37	1,159	(3,062)
Total investment income	$855	$1,238	$6,310	$8,403	2.8%

126 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

For the year ended December 31, 2014	FVTPL	AFS	Other(1)	Total	Yields(2)
Cash and short-term securities					0.9%
Interest income	$6	$79	$–	$85
Gains (losses)(3)	(31)	88	–	57
Debt securities					11.5%
Interest income	4,191	492	–	4,683	3.8%
Gains (losses)(3)	8,925	153	–	9,078	7.5%
Recovery (Impairment loss), net	21	1	–	22
Public equities					10.1%
Dividend income	381	54	–	435
Gains (losses)(3)	765	148	–	913
Impairment loss	–	(11)	–	(11)
Mortgages					4.7%
Interest income	–	–	1,667	1,667
Gains (losses)(3)	–	–	68	68
Provision, net	–	–	(16)	(16)
Private placements					6.1%
Interest income	–	–	1,308	1,308
Gains (losses)(3)	–	–	(7)	(7)
Impairment, net	–	–	(9)	(9)
Policy loans	–	–	368	368	4.8%
Loans to Bank clients					4.3%
Interest income	–	–	76	76
Real estate					7.3%
Rental income, net of depreciation(4)	–	–	434	434
Gains (losses)(3)	–	–	264	264
Impairment loss	–	–	(5)	(5)
Derivatives					n/a
Interest income, net	–	–	720	720
Gains (losses)(3)	–	–	6,240	6,240
Other invested assets					10.3%
Interest income	–	–	51	51
Oil and gas, timber, agriculture and other income	–	–	931	931
Gains (losses)(3)	378	11	241	630
Impairment recovery, net	(7)	–	(139)	(146)
Total investment income	$14,629	$1,015	$12,192	$27,836	11.8%
Investment Income
Interest income	$4,197	$571	$4,191	$8,959	3.7%
Dividend, rental and other income	381	54	1,365	1,800	0.7%
Impairments and provisions for loan losses	14	(10)	(169)	(165)	(0.1%	)
Other	(97)	371	(124)	150	0.1%
	4,495	986	5,263	10,744
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	8,926	9	–	8,935	3.6%
Public equities	752	20	–	772	0.3%
Mortgages	–	–	66	66	0.0%
Private placements	–	–	(8)	(8)	0.0%
Real estate	–	–	264	264	0.1%
Other invested assets	456	–	165	621	0.2%
Derivatives, including macro equity hedging program	–	–	6,442	6,442	2.6%
	10,134	29	6,929	17,092
Total investment income	$14,629	$1,015	$12,192	$27,836	11.8%

(1)

Primarily includes assets classified as loans and carried at amortized cost, own use property, investment property, derivative and hedging instruments including those where hedge accounting is applied, equity method accounted investments, oil and gas investments, and leveraged leases.

(2)	Yields are based on IFRS income and are calculated using the geometric average of assets held at IFRS carrying value during the reporting year.
(3)

Includes net realized gains (losses) as well as net unrealized gains (losses) for financial instruments at FVTPL, real estate investment properties, and other invested assets measured at fair value. Also includes net realized gains (losses) for financial instruments at AFS and other invested assets carried at amortized cost.

(4)	Rental income from investment properties is net of direct operating expenses and includes net market rental income on own use properties.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 127

(d) Investment expenses

The following table presents total investment expenses of the Company.

For the years ended December 31,	2015	2014
Related to invested assets	$572	$470
Related to segregated, mutual and other funds	1,043	849
Total investment expenses	$1,615	$1,319

(e) Investment properties

The following table identifies the amounts included in investment income relating to investment properties.

For the years ended December 31,	2015	2014
Rental income from investment properties	$1,164	$906
Direct operating expenses of investment properties that generated rental income	(719)	(540)
Total	$445	$366

(f) Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), as well as through a HELOC securitization program.

Benefits received from the securitization include interest spread between the asset and associated liability. There are no expected credit losses on mortgages that have been securitized under the Government of Canada CMB and the HELOC securitization program as they are insured by the Canada Mortgage and Housing Corporation (“CMHC”) and other third-party insurance programs against borrowers’ default.

Cash flows received from the underlying securitized assets/mortgages are used to settle the related secured borrowing liability. For CMB transactions receipts of principal are deposited into a trust account for settlement of the liability at time of maturity. These transferred assets and related cash flows cannot be transferred or used for other purposes. For the HELOC transactions, investors are entitled to periodic interest payments and the remaining cash receipts of principal are allocated to the Company (the “Seller”) during the revolving period of the deal and are accumulated for settlement of the liability based on the terms of the note.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at December 31, 2015	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(2)
HELOC securitization(1)	$1,500	$8	$1,508	$1,500
CMB securitization	436	–	436	436
Total	$1,936	$8	$1,944	$1,936

As at December 31, 2014
HELOC securitization(1)	$2,000	$10	$2,010	$1,999
CMB securitization	72	2	74	74
Total	$2,072	$12	$2,084	$2,073

(1)

Manulife Bank of Canada (the “Bank”), a MFC subsidiary, securitizes a portion of its HELOC receivables through Platinum Canadian Mortgage Trust, which funds the purchase of the co-ownership interests from the Bank by issuing term notes collateralized by the underlying pool of CMHC insured HELOCs to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)

The secured borrowing liabilities primarily comprise of Series 2011-1 notes with a floating rate which are expected to mature on December 15, 2021. Manulife Bank also securitizes insured amortizing mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). Manulife Bank participates in the Canada Mortgage Bond (CMB) program by selling NHA MBS securities to Canada Housing Trust (CHT), as a source of fixed rate funding.

Fair value of the securitized assets as at December 31, 2015 was $1,964 (2014 – $2,084) and the fair value of the associated liabilities was $1,937 (2014 – $2,079).

128 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(g) Fair value measurement

The following table presents fair value of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by hierarchy.

As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$574	$–	$574	$–
AFS	13,548	–	13,548	–
Other	3,763	3,763	–	–
Debt securities(1)
FVTPL
Canadian government and agency	16,965	–	15,299	1,666
U.S. government and agency	15,964	–	15,119	845
Other government and agency	17,895	–	17,483	412
Corporate	80,269	2	76,296	3,971
Residential mortgage/asset-backed securities	27	–	12	15
Commercial mortgage/asset-backed securities	718	–	207	511
Other securitized assets	2,052	–	2,004	48
AFS
Canadian government and agency	4,318	–	4,165	153
U.S. government and agency	12,688	–	12,675	13
Other government and agency	1,688	–	1,645	43
Corporate	4,925	–	4,607	318
Residential mortgage/asset-backed securities	49	–	41	8
Commercial mortgage/asset-backed securities	123	–	27	96
Other securitized assets	146	–	141	5
Public equities
FVTPL	14,689	14,686	2	1
AFS	2,294	2,292	2	–
Real estate – investment property(2)	13,968	–	–	13,968
Other invested assets(3)	13,504	–	–	13,504
Segregated funds net assets(4)	313,249	277,779	30,814	4,656
Total	$533,416	$298,522	$194,661	$40,233

As at December 31, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$320	$–	$320	$–
AFS	14,505	–	14,505	–
Other	6,254	6,254	–	–
Debt securities(1)
FVTPL
Canadian government and agency	13,762	–	12,756	1,006
U.S. government and agency	15,225	–	14,417	808
Other government and agency	13,838	–	13,401	437
Corporate	68,828	–	65,678	3,150
Residential mortgage/asset-backed securities	146	–	13	133
Commercial mortgage/asset-backed securities	835	–	258	577
Other securitized assets	2,066	–	2,005	61
AFS
Canadian government and agency	3,858	–	2,974	884
U.S. government and agency	9,611	–	9,599	12
Other government and agency	1,489	–	1,435	54
Corporate	4,437	–	4,203	234
Residential mortgage/asset-backed securities	103	–	75	28
Commercial mortgage/asset-backed securities	98	–	15	83
Other securitized assets	150	–	137	13
Public equities
FVTPL	12,389	12,381	6	2
AFS	2,154	2,154	–	–
Real estate – investment property(2)	9,270	–	–	9,270
Other invested assets(3)	10,759	–	–	10,759
Segregated funds net assets(4)	256,532	234,120	19,821	2,591
Total	$446,629	$254,909	$161,618	$30,102

(1)

The debt securities included in Level 3 consist primarily of maturities greater than 30 years for which the Treasury yield curve is not observable and is extrapolated, as well as debt securities where only unobservable single quoted broker prices are provided.

(2)

For investment property, the significant unobservable inputs are capitalization rates (ranging from 3.75% to 9.5% during the year and ranging from 4.0% to 10.25% for the year 2014) and terminal capitalization rates (ranging from 4.5% to 9.75% during the year and ranging from 4.9% to 9.25% during the year 2014). Holding other

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 129

factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)

Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ranged from 10.05% to 16.0% (2014 – ranged from 10.0% to 16.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ranged from 5.0% to 7.5% (2014 – ranged from 5.25% to 8.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(4)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties value as described above.

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following tables disclose the summarized fair value information categorized by hierarchy, together with the related carrying values.

As at December 31, 2015	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages(1)	$43,818	$45,307	$–	$–	$45,307
Private placements(2)	27,578	29,003	–	23,629	5,374
Policy loans(3)	7,673	7,673	–	7,673	–
Loans to Bank clients(4)	1,778	1,782	–	1,782	–
Real estate – own use property(5)	1,379	2,457	–	–	2,457
Other invested assets(6)	6,874	6,854	–	–	6,854
Total invested assets disclosed at fair value	$89,100	$93,076	$–	$33,084	$59,992
As at December 31, 2014
Mortgages(1)	$39,458	$41,493	$–	$–	$41,493
Private placements(2)	23,284	25,418	–	20,813	4,605
Policy loans(3)	7,876	7,876	–	7,876	–
Loans to Bank clients(4)	1,772	1,778	–	1,778	–
Real estate – own use property(5)	831	1,566	–	–	1,566
Other invested assets(6)	5,992	6,027	–	–	6,027
Total invested assets disclosed at fair value	$79,213	$84,158	$–	$30,467	$53,691

(1)

Fair value of commercial mortgages is derived through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.

(2)

Fair value of private placements is derived through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the securities are classified as Level 3.

(3)	The fair value of policy loans is equal to their unpaid principal balances.
(4)

Fair value of fixed-rate loans to Bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates. Fair value of variable-rate loans is assumed to be their carrying value.

(5)	Fair value of own use real estate and the level of the fair value hierarchy are calculated in accordance with the methodologies described for real estate – investment property in note 1.
(6)

Other invested assets disclosed at fair value primarily include leveraged leases, oil and gas properties and equity method accounted other invested assets. Fair value of leveraged leases is shown at their carrying values as fair value is not routinely calculated on these investments. Fair value for oil and gas properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Transfers between Level 1 and Level 2

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the year ended December 31, 2015, the Company transferred nil (2014 – nil) of assets measured at fair value from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company transferred nil (2014 – nil) of assets from Level 2 to Level 1 during the year ended December 31, 2015.

For segregated funds net assets, the Company had no transfers from Level 1 to Level 2 for the year ended December 31, 2015 (2014 – $17). The Company had $43 transfers from Level 2 to Level 1 for the year ended December 31, 2015 (2014 – nil).

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies the fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over

130 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

The following tables present a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2015 and 2014.

For the year ended December 31, 2015	Balance as at January 1, 2015	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at December 31, 2015	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$1,006	$(267)	$–	$2,753	$(839)	$–	$–	$(987)	$–	$1,666	$(317)
U.S. government & agency	808	(52)	–	–	(15)	–	–	(35)	139	845	(52)
Other government & agency	437	5	–	54	(83)	(7)	–	(6)	12	412	4
Corporate	3,150	(313)	–	1,574	(96)	(91)	53	(588)	282	3,971	(279)
Residential mortgage/asset-backed securities	133	1	–	–	(122)	(22)	1	–	24	15	9
Commercial mortgage/asset-backed securities	577	(18)	–	141	(157)	(85)	–	(43)	96	511	(26)
Other securitized assets	61	–	–	–	(13)	(18)	6	–	12	48	–
	6,172	(644)	–	4,522	(1,325)	(223)	60	(1,659)	565	7,468	(661)
AFS
Canadian government & agency	884	62	76	466	(728)	–	–	(607)	–	153	–
U.S. government & agency	12	–	(1)	–	–	–	–	–	2	13	–
Other government & agency	54	–	(1)	10	(17)	(1)	–	(1)	(1)	43	–
Corporate	234	(1)	62	28	(11)	(15)	16	(5)	10	318	–
Residential mortgage/asset-backed securities	28	2	(1)	–	(20)	(7)	–	–	6	8	–
Commercial mortgage/asset-backed securities	83	1	14	19	(21)	(12)	–	(3)	15	96	–
Other securitized assets	13	–	–	–	(5)	(11)	5	–	3	5	–
	1,308	64	149	523	(802)	(46)	21	(616)	35	636	–
Public equities
FVTPL	2	(1)	–	–	–	–	–	–	–	1	(1)
AFS	–	–	–	2	(2)	–	–	–	–	–	–
	2	(1)	–	2	(2)	–	–	–	–	1	(1)
Real estate – investment property	9,270	1,000	–	2,645	(106)	–	–	–	1,159	13,968	988
Other invested assets	10,759	177	(1)	2,067	(537)	(625)	–	–	1,664	13,504	(57)
	20,029	1,177	(1)	4,712	(643)	(625)	–	–	2,823	27,472	931
Segregated funds net assets	2,591	265	–	2,134	(821)	8	5	–	474	4,656	248
Total	$30,102	$861	$148	$11,893	$(3,593)	$(886)	$86	$(2,275)	$3,897	$40,233	$517

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 131

For the year ended December 31, 2014	Balance as at January 1, 2014	Net realized / unrealized gains (losses) included in net income(1)	Net realized / unrealized gains (losses) included in AOCI(2)	Purchases(3) /issuances	Sales	Settlements	Transfer into Level 3(4)	Transfer out of Level 3(4)	Currency movement	Balance as at December 31, 2014	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Canadian government & agency	$824	$143	$–	$1,131	$(881)	$–	$–	$(216)	$5	$1,006	$115
U.S. government & agency	578	121	–	111	–	–	–	(61)	59	808	121
Other government & agency	320	65	–	90	(27)	(2)	–	(22)	13	437	63
Corporate	3,061	193	–	513	(109)	(159)	34	(489)	106	3,150	184
Residential mortgage/asset-backed securities	147	7	–	–	–	(32)	–	–	11	133	4
Commercial mortgage/asset-backed securities	353	8	–	236	(7)	(52)	–	(2)	41	577	13
Other securitized assets	77	6	–	–	–	(31)	4	(1)	6	61	6
	5,360	543	–	2,081	(1,024)	(276)	38	(791)	241	6,172	506
AFS
Canadian government & agency	538	33	96	658	(430)	–	–	(11)	–	884	–
U.S. government & agency	5	–	2	6	–	–	–	–	(1)	12	–
Other government & agency	60	–	2	19	(27)	(1)	–	(1)	2	54	–
Corporate	228	1	6	18	(4)	(21)	15	(16)	7	234	–
Residential mortgage/asset-backed securities	31	2	1	–	–	(9)	–	–	3	28	–
Commercial mortgage/asset-backed securities	58	–	4	28	(3)	(11)	–	(1)	8	83	–
Other securitized assets	31	–	1	–	–	(21)	–	(1)	3	13	–
	951	36	112	729	(464)	(63)	15	(30)	22	1,308	–
Public equities
FVTPL	–	(1)	–	1	–	–	1	–	1	2	(1)
AFS	–	–	–	1	–	–	–	–	(1)	–	–
	–	(1)	–	2	–	–	1	–	–	2	(1)
Real estate – investment property	8,904	262	–	830	(1,217)	–	–	–	491	9,270	265
Other invested assets	8,508	602	(33)	2,107	(417)	(657)	–	–	649	10,759	454
	17,412	864	(33)	2,937	(1,634)	(657)	–	–	1,140	20,029	719
Segregated funds net assets	2,361	179	–	71	(290)	(2)	51	–	221	2,591	62
Total	$26,084	$1,621	$79	$5,820	$(3,412)	$(998)	$105	$(821)	$1,624	$30,102	$1,286

(1)	These amounts, except for the amount related to segregated funds net assets, are included in net investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases in 2015 include assets acquired from Standard Life and purchases in 2014 include timber properties recognized upon initial consolidation of Hancock Victoria Plantations PTY Limited (“HVPH”).
(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

Transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Note 5    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

132 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in the “Risk Management” section of the Company’s 2015 MD&A for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedging and derivatives not designated in qualifying hedging relationships are summarized in the following table.

As at December 31,		2015			2014
		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$2,077	$1	$553	$4,350	$12	$918
	Foreign currency swaps	95	1	3	80	–	15
Cash flow hedges	Foreign currency swaps	826	–	476	827	–	284
	Forward contracts	351	–	43	114	–	4
	Equity contracts	98	–	3	95	9	–
Total derivatives in qualifying hedge accounting relationships		3,447	2	1,078	5,466	21	1,221
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	315,230	22,771	11,935	234,690	17,354	9,134
	Interest rate futures	9,455	–	–	6,111	–	–
	Interest rate options	5,887	200	–	3,900	108	–
	Foreign currency swaps	9,382	331	1,758	6,786	141	887
	Currency rate futures	5,746	–	–	4,277	–	–
	Forward contracts	13,393	520	241	8,319	1,096	33
	Equity contracts	11,251	438	38	10,317	586	8
	Credit default swaps	748	10	–	477	9	–
	Equity futures	19,553	–	–	14,070	–	–
Total derivatives not designated in qualifying hedge accounting relationships		390,645	24,270	13,972	288,947	19,294	10,062
Total derivatives		$394,092	$24,272	$15,050	$294,413	$19,315	$11,283

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 133

Fair value of derivative instruments is summarized by term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements. Refer to note 10.

	Term to maturity
As at December 31, 2015	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$362	$689	$593	$22,628	$24,272
Derivative liabilities	298	676	632	13,444	15,050

As at December 31, 2014
Derivative assets	$657	$895	$596	$17,167	$19,315
Derivative liabilities	99	302	413	10,469	11,283

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2015	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk- weighted amount(2)
Interest rate contracts
OTC swap contracts	$14,646	$33,625	$172,579	$220,850	$20,006	$(10,684)	$9,322	$10,680	$1,555
Cleared swap contracts	7,160	22,043	67,255	96,458	3,828	(2,739)	1,089	–	–
Forward contracts	3,145	6,851	1,695	11,691	503	(212)	291	252	38
Futures	9,455	–	–	9,455	–	–	–	–	–
Options purchased	–	–	5,886	5,886	199	–	199	373	56
Subtotal	34,406	62,519	247,415	344,340	24,536	(13,635)	10,901	11,305	1,649
Foreign exchange
Swap contracts	711	2,740	6,851	10,302	333	(2,255)	(1,922)	1,298	162
Forward contracts	1,739	315	–	2,054	17	(73)	(56)	112	15
Futures	5,746	–	–	5,746	–	–	–	–	–
Credit derivatives	298	450	–	748	10	–	10	–	–
Equity contracts
Swap contracts	2,280	124	–	2,404	14	(22)	(8)	404	44
Futures	19,553	–	–	19,553	–	–	–	–	–
Options purchased	4,205	4,740	–	8,945	422	(18)	404	2,184	285
Subtotal including accrued interest	68,938	70,888	254,266	394,092	25,332	(16,003)	9,329	15,303	2,155
Less accrued interest	–	–	–	–	1,060	(953)	107	–	–
Total	$68,938	$70,888	$254,266	$394,092	$24,272	$(15,050)	$9,222	$15,303	$2,155

As at December 31, 2014
Interest rate contracts
OTC swap contracts	$11,221	$29,197	$149,857	$190,275	$16,154	$(8,470)	$7,684	$8,843	$1,019
Cleared swap contracts	3,028	12,645	33,092	48,765	2,022	(2,281)	(259)	–	–
Forward contracts	2,295	5,225	–	7,520	1,090	(4)	1,086	106	12
Futures	6,111	–	–	6,111	–	–	–	–	–
Options purchased	–	–	3,900	3,900	108	–	108	237	28
Subtotal	22,655	47,067	186,849	256,571	19,374	(10,755)	8,619	9,186	1,059
Foreign exchange
Swap contracts	235	2,361	5,097	7,693	144	(1,200)	(1,056)	988	109
Forward contracts	863	50	–	913	6	(33)	(27)	30	3
Futures	4,277	–	–	4,277	–	–	–	–	–
Credit derivatives	–	477	–	477	10	–	10	–	–
Equity contracts
Swap contracts	1,508	122	1	1,631	28	(7)	21	238	24
Futures	14,070	–	–	14,070	–	–	–	–	–
Options purchased	2,388	6,393	–	8,781	564	(1)	563	2,184	240
Subtotal including accrued interest	45,996	56,470	191,947	294,413	20,126	(11,996)	8,130	12,626	1,435
Less accrued interest	–	–	–	–	811	(713)	98	–	–
Total	$45,996	$56,470	$191,947	$294,413	$19,315	$(11,283)	$8,032	$12,626	$1,435

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

134 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

The total notional value of $394 billion (2014 – $294 billion) includes $225 billion (2014 – $165 billion) related to derivatives utilized in our variable annuity guarantee dynamic hedging and our macro equity risk hedging programs. As a result of the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.

The following table presents the fair value of derivative contracts categorized by hierarchy.

As at December 31, 2015	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$23,475	$–	$22,767	$708
Foreign exchange contracts	349	–	339	10
Equity contracts	438	–	79	359
Credit default swaps	10	–	10	–
Total derivative assets	$24,272	$–	$23,195	$1,077
Derivative liabilities
Interest rate contracts	$12,700	$–	$11,997	$703
Foreign exchange contracts	2,309	–	2,309	–
Equity contracts	41	–	17	24
Total derivative liabilities	$15,050	$–	$14,323	$727

As at December 31, 2014
Derivative assets
Interest rate contracts	$18,564	$–	$17,553	$1,011
Foreign exchange contracts	147	–	144	3
Equity contracts	595	–	84	511
Credit default swaps	9	–	9	–
Total derivative assets	$19,315	$–	$17,790	$1,525
Derivative liabilities
Interest rate contracts	$10,057	$–	$9,652	$405
Foreign exchange contracts	1,218	–	1,211	7
Equity contracts	8	–	–	8
Total derivative liabilities	$11,283	$–	$10,863	$420

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the years ended December 31,	2015	2014
Balance at the beginning of the year	$1,105	$(147)
Net realized / unrealized gains (losses) included in:
Net income(1)	(477)	1,338
OCI(2)	(20)	(23)
Purchases(3)	47	320
Sales	(301)	(48)
Transfers
Into Level 3(4)	–	(350)
Out of Level 3(4)	(100)	(34)
Currency movement	96	49
Balance at the end of the year	$350	$1,105
Change in unrealized gains (losses) on instruments still held	$(386)	$927

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases include derivatives recognized upon initial consolidation of HVPH, refer to note 4.
(4)

For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous year). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 135

(b) Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in qualifying fair value hedging relationships

For the year ended December 31, 2015	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(147)	$105	$(42)
	Fixed rate liabilities	(2)	2	–
Foreign currency swaps	Fixed rate assets	14	(13)	1
Total		$(135)	$94	$(41)

For the year ended December 31, 2014
Interest rate swaps	Fixed rate assets	$(1,080)	$983	$(97)
	Fixed rate liabilities	(9)	10	1
Foreign currency swaps	Fixed rate assets	2	(3)	(1)
Total		$(1,087)	$990	$(97)

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table.

Derivatives in qualifying cash flow hedging relationships

For the year ended December 31, 2015	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(9)	$(15)	$–
Foreign currency swaps	Fixed rate assets	2	(1)	–
	Floating rate liabilities	(195)	(126)	–
Forward contracts	Forecasted expenses	(44)	(4)	–
Equity contracts	Stock-based compensation	(7)	14	–
Non-derivative financial instrument	Forecasted expenses	3	–	–
Total		$(250)	$(132)	$–

For the year ended December 31, 2014
Interest rate swaps	Forecasted liabilities	$(7)	$(17)	$–
Foreign currency swaps	Fixed rate assets	(4)	(1)	–
	Floating rate liabilities	(218)	(54)	–
Forward contracts	Forecasted expenses	(6)	(4)	–
Equity contracts	Stock-based compensation	(19)	5	–
Total		$(254)	$(71)	$–

136 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

The Company anticipates that net losses of approximately $43 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 21 years.

Hedges of net investments in foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

Hedging instruments in net investment hedging relationships

For the year ended December 31, 2015	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$(158)	$–	$–
Total	$(158)	$–	$–

For the year ended December 31, 2014
Foreign currency forwards	$(37)	$–	$–
Non-functional currency denominated debt	(106)	–	–
Total	$(143)	$–	$–

(c) Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is also recorded through net income. Given the changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives not designated in qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2015	2014
Investment income (loss)
Interest rate swaps	$978	$6,628
Interest rate futures	(83)	(266)
Interest rate options	23	75
Foreign currency swaps	(590)	(327)
Currency rate futures	(97)	77
Forward contracts	(371)	1,569
Equity futures	(36)	(1,300)
Equity contracts	(194)	(71)
Credit default swaps	(5)	(2)
Total	$(375)	$6,383

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits are considered embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. As at December 31, 2015, reinsurance ceded guaranteed minimum income benefits had a fair value of $1,574 (2014 – $1,258) and reinsurance assumed guaranteed minimum income benefits had a fair value of $127 (2014 – $112). Claims recovered under reinsurance ceded contracts offset the claims expenses and claims paid on the reinsurance assumed are reported as contract benefits.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 137

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain a credit and interest rate risk that is a financial risk embedded in the underlying insurance contract. As at December 31, 2015, these embedded derivatives had a fair value of $170 (2014 – $194).

Other financial instruments classified as embedded derivatives but exempt from separate measurement at fair value include variable universal life and variable life products, minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Note 6    Income Taxes

(a) Components of the income tax expense (recovery)

Income tax recognized in the Consolidated Statements of Income:

For the years ended December 31,	2015	2014
Current tax
Current year	$615	$521
Adjustments to prior year	56	52
	671	573
Deferred tax
Change related to temporary differences	(293)	102
Effects of changes in tax rates	(50)	(4)
Income tax expense	$328	$671

Income tax recognized in Other Comprehensive Income (“OCI”):

For the years ended December 31,	2015	2014
Current income tax expense (recovery)	$(139)	$46
Deferred income tax recovery	(104)	(43)
Income tax expense (recovery)	$(243)	$3

Income tax recognized directly in Equity:

For the years ended December 31,	2015	2014
Current income tax expense (recovery)	$50	$(6)
Deferred income tax recovery	(48)	(25)
Income tax expense (recovery)	$2	$(31)

The effective income tax rate reported in the Consolidated Statements of Income varies from the Canadian tax rate of 26.75 per cent for the year ended December 31, 2015 (2014 – 26.5 per cent) and the reasons are shown below.

Reconciliation of income tax expense

For the years ended December 31,	2015	2014
Income before income taxes	$2,618	$4,264
Income tax expense at Canadian statutory tax rate	$700	$1,130
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(231)	(185)
Differences in tax rate on income not subject to tax in Canada	(44)	(190)
General business tax credits net of tax credits not recognized	(21)	(31)
Recovery of unrecognized tax losses of prior periods	(38)	(39)
Adjustments to taxes related to prior years	(32)	(13)
Other differences	(6)	(1)
Income tax expense	$328	$671

(b) Current tax receivable and payable

As at December 31, 2015, the Company has approximately $527 of current tax payable included in other liabilities (2014 – $493) and a current tax receivable of $198 included in other assets (2014 – $168).

138 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(c) Deferred tax assets and liabilities

Reflected on Consolidated Statements of Financial Position:

As at December 31,	2015	2014
Deferred tax assets	$4,067	$3,329
Deferred tax liabilities	(1,235)	(1,228)
Net deferred tax asset	$2,832	$2,101

Recognized deferred tax assets and liabilities are comprised of the following significant components.

	Balance January 1, 2015	Acquired in Business Combinations	Disposals	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Translation and Other	Balance at December 31, 2015
Loss carryforwards	$1,662	$–	$–	$(472)	$–	$2	$301	$1,493
Actuarial liabilities	5,935	315	–	2,374	–	37	787	9,448
Pensions and post-employment benefits	277	58	–	(6)	4	–	(4)	329
Tax credits	535	–	–	105	–	–	110	750
Accrued interest	105	–	–	(3)	–	–	19	121
Real estate	(1,162)	(97)	–	(363)	(1)	–	(189)	(1,812)
Securities and other investments	(4,519)	(62)	–	(818)	74	10	(845)	(6,160)
Sale of investments	(214)	(19)	–	34	–	–	(1)	(200)
Goodwill and intangible assets	(773)	(263)	–	16	–	–	(118)	(1,138)
Other	255	20	–	(524)	27	(1)	224	1
Total	$2,101	$(48)	$–	$343	$104	$48	$284	$2,832

	Balance January 1, 2014	Acquired in Business Combinations	Disposals	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Translation and Other	Balance at December 31, 2014
Loss carryforwards	$807	$35	$–	$758	$–	$–	$62	$1,662
Actuarial liabilities	3,249	–	–	2,514	(15)	3	184	5,935
Pensions and post-employment benefits	283	–	–	(34)	19	–	9	277
Tax credits	585	–	–	(103)	–	–	53	535
Accrued interest	167	–	–	(77)	–	–	15	105
Real estate	(1,397)	–	–	337	(1)	–	(101)	(1,162)
Securities and other investments	(260)	(149)	–	(4,083)	11	–	(38)	(4,519)
Sale of investments	(250)	–	–	36	–	–	–	(214)
Goodwill and intangible assets	(743)	–	–	10	–	1	(41)	(773)
Other	(295)	4	–	544	29	21	(48)	255
Total	$2,146	$(110)	$–	$(98)	$43	$25	$95	$2,101

The total deferred tax assets as at December 31, 2015 of $4,067 (2014 – $3,329) include $4,025 (2014 – $3,289) where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.

As at December 31, 2015, tax loss carryforwards available were approximately $4,963 (2014 – $5,812) of which $4,790 expire between the years 2016 and 2035 while $173 have no expiry date, and capital loss carryforwards available were approximately $8 (2014 – $8) and have no expiry date. A $1,493 (2014 – $1,662) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2015, and a benefit of $66 (2014 – $195) has not been recognized. In addition, the Company has approximately $818 (2014 – $593) of tax credit carryforwards which will expire between the years 2016 and 2035 of which a benefit of $68 (2014 – $58) has not been recognized.

The total deferred tax liability as at December 31, 2015 was $1,235 (2014 – $1,228). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company’s own investments in subsidiaries is not included in the Consolidated Financial Statements and was $5,902 (2014 – $8,749).

(d) Tax related contingencies

The Company is an investor in a number of leasing transactions and had established provisions for disallowance of the tax treatment and for interest on past due taxes. On August 5, 2013, the U.S. Tax Court issued an opinion effectively ruling in the government’s favour in the litigation between John Hancock and the Internal Revenue Service involving the tax treatment of leveraged leases. The Company was fully reserved for this result, and the case had no material impact on the Company’s 2015 financial results.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 139

Note 7    Goodwill and Intangible Assets

(a) Carrying amounts of goodwill and intangible assets

As at December 31, 2015	Balance, January 1	Additions/ disposals	Amortization expense		Effect of changes in foreign exchange rates	Balance, December 31
Goodwill	$3,181	$2,172	$	n/a	$332	$5,685
Indefinite life intangible assets
Brand	696	–		n/a	135	831
Fund management contracts and other(1)	533	123		n/a	67	723
	1,229	123		n/a	202	1,554
Finite life intangible assets(2)
Distribution networks	675	10		43	84	726
Customer relationships	36	945		50	16	947
Software	314	227		161	16	396
Other	26	50		3	3	76
	1,051	1,232		257	119	2,145
Total intangible assets	2,280	1,355		257	321	3,699
Total goodwill and intangible assets	$5,461	$3,527		$257	$653	$9,384

As at December 31, 2014
Goodwill	$3,110	$3	$	n/a	$68	$3,181
Indefinite life intangible assets
Brand	638	–		n/a	58	696
Fund management contracts and other(1)	505	–		n/a	28	533
	1,143	–		n/a	86	1,229
Finite life intangible assets(2)
Distribution networks	668	10		43	40	675
Customer relationships	38	–		2	–	36
Software	312	114		120	8	314
Other	27	–		3	2	26
	1,045	124		168	50	1,051
Total intangible assets	2,188	124		168	136	2,280
Total goodwill and intangible assets	$5,298	$127		$168	$204	$5,461

(1)

For the fund management contracts, the significant CGUs to which these were allocated and their carrying values were John Hancock Investments and Retirement Plan Services with $405 (2014 – $340) and Canadian Wealth (excluding Manulife Bank of Canada) with $273 (2014 – $150).

(2)

Gross carrying amount of finite life intangible assets was $999 for Distribution networks, $1,067 for Customer relationships, $1,563 for Software and $127 for Other (2014: $882, $106, $1,327 and $65, respectively).

(b) Impairment testing of goodwill

In the fourth quarter of 2015, the Company completed its annual goodwill impairment testing by determining the recoverable amounts of its businesses based either on the 2016 five-year business plan and in-force and new business embedded values or on the most recent detailed similar calculations made in a prior period (refer to note 1(f)).

The Company has determined that there is no impairment of goodwill in 2015 and 2014.

140 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

The Company has 15 cash-generating units (“CGU”) or groups of CGUs. Factors considered when identifying the Company’s CGUs include how the Company is organized to interact with customers, how products are presented and sold, and where interdependencies exist. The carrying value of goodwill for all CGUs with goodwill balances is shown in the table below.

As at December 31, 2015 CGU or Group of CGUs	Balance, January 1	Additions/ disposals	Effect of changes in foreign exchange rates	Balance, December 31
Asia (excluding Hong Kong and Japan)	$143	$–	$23	$166
Japan Insurance and Wealth	339	–	65	404
Canadian Individual Life	155	–	–	155
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	750	339	–	1,089
Canadian Group Benefits and Group Retirement Solutions	826	963	–	1,789
International Group Program	78	–	15	93
John Hancock Insurance	317	–	61	378
John Hancock Investments and Retirement Plan Services	420	659	155	1,234
Corporate and Other	70	211	13	294
Total	$3,181	$2,172	$332	$5,685

As at December 31, 2014 CGU or Group of CGUs
Asia (excluding Hong Kong and Japan)	$134	$–	$9	$143
Japan Insurance and Wealth	355	–	(16)	339
Canadian Individual Life	155	–	–	155
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	750	–	–	750
Canadian Group Benefits and Group Retirement Solutions	826	–	–	826
International Group Program	71	–	7	78
John Hancock Insurance	290	–	27	317
John Hancock Investments and Retirement Plan Services	385	–	35	420
Corporate and Other	61	3	6	70
Total	$3,110	$3	$68	$3,181

The valuation techniques, significant assumptions and sensitivities, where applicable, applied in the goodwill impairment testing are described below.

(c) Valuation techniques

The recoverable value of each CGU or group of CGUs was based on value-in-use (“VIU”) for the U.S. (John Hancock) based CGUs, the Canadian Individual Life CGU and the Japan CGU. For all other CGUs, fair value less costs to sell (“FVLCS”) was used. When determining if a CGU is impaired, the Company compares its recoverable amount to the allocated capital for that unit, which is aligned with the Company’s internal reporting practices.

Under the VIU approach, an embedded appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU’s or group of CGUs’ profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates.

Under the FVLCS approach, the Company determined the fair value of the CGU or group of CGUs using an earnings-based approach which incorporated forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings multiple derived from the observable price-to-earnings multiples of comparable financial institutions. The price-to-earnings multiples used by the Company for testing ranged from 9.5 to 12.9 (2014 – 10 to 14.9).

(d) Significant assumptions

To calculate the embedded value, the Company discounted projected earnings from each in-force contract and valued 10 years of new business growing at expected plan levels, consistent with the periods used for forecasting long-term businesses such as insurance. In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded value calculations, they ranged from zero per cent to 17 per cent (2014 – zero per cent to 17 per cent).

Interest rate assumptions are based on prevailing market rates at the valuation date.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 141

Tax rates applied to the projections include the impact of internal reinsurance treaties and amounted to 26.8 per cent, 35 per cent and 28.9 per cent (2014 – 26.5 per cent, 35 per cent and 30.8 per cent) for the Canadian, U.S. and Japan jurisdictions, respectively. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Discount rates assumed in determining the value-in-use for applicable CGUs or groups of CGUs ranged from nine per cent to 14 per cent on an after-tax basis or 11 per cent to 15 per cent on a pre-tax basis (2014 – nine per cent to 14 per cent on an after-tax basis or 11 per cent to 15 per cent on a pre-tax basis).

The key assumptions described above may change as economic and market conditions change, which may lead to impairment charges in the future. Changes in discount rates and cash flow projections used in the determination of embedded values or reductions in market-based earnings multiples may result in impairment charges in the future which could be material.

Note 8    Insurance Contract Liabilities and Reinsurance Assets

(a) Insurance contract liabilities and reinsurance assets

Insurance contract liabilities are reported gross of reinsurance ceded and the ceded liabilities are reported separately as a reinsurance asset. Insurance contract liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of gross and net insurance contract liabilities are shown below.

As at December 31,	2015	2014
Gross insurance contract liabilities	$274,999	$219,600
Gross benefits payable and provision for unreported claims	3,046	2,433
Gross policyholder amounts on deposit	9,014	7,480
Gross insurance contract liabilities	287,059	229,513
Reinsurance assets	(35,426)	(18,525)
Net insurance contract liabilities	$251,633	$210,988

Net insurance contract liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force net of reinsurance premiums and recoveries.

Net insurance contract liabilities under IFRS retain the existing valuation methodology that was used under previous Canadian generally accepted accounting principles. Net actuarial liabilities are determined using CALM, as required by the Canadian Institute of Actuaries.

The determination of net insurance liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Investment returns are projected using the current asset portfolios and projected reinvestment strategies.

Each assumption is based on the best estimate adjusted by a margin for adverse deviation. For fixed income returns, this margin is established by scenario testing a range of prescribed and company-developed scenarios consistent with Canadian Actuarial Standards of Practice. For all other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the net insurance contract liabilities valuation adjust the gross policy cash flows to reflect projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation. The gross insurance contract liabilities are determined by discounting the gross policy cash flows using the same discount rate as the net CALM model discount rate.

The reinsurance asset is determined by taking the difference between the gross insurance contract liabilities and the net insurance contract liabilities. The reinsurance asset represents the benefit derived from reinsurance arrangements in force at the date of the Consolidated Statements of Financial Position.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, with the contract generally ending at the earlier of the first renewal date at or after the Consolidated Statements of Financial Position date where the Company can exercise discretion in renewing its contractual obligations or terms of those obligations and the renewal or adjustment date that maximizes the insurance contract liabilities. For segregated fund products with guarantees the projection period is generally set as the period that leads to the largest insurance contract liability. Where the projection period is less than the policy lifetime, insurance contract liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

142 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(b) Composition

The composition of insurance contract liabilities and reinsurance assets by line of business and reporting segment is as follows.

Gross insurance contract liabilities

	Individual insurance
As at December 31, 2015	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
Asia division	$27,808	$12,518	$3,353	$2,307	$45,986	$866	$46,852
Canadian division	10,389	29,283	21,253	10,548	71,473	263	71,736
U.S. division	9,743	53,637	31,851	39,446	134,677	33,993	168,670
Corporate and Other	–	(795)	74	218	(503)	304	(199)
Total, net of reinsurance ceded	47,940	94,643	56,531	52,519	251,633	$35,426	$287,059
Total reinsurance ceded	15,125	10,963	8,226	1,112	35,426
Total, gross of reinsurance ceded	$63,065	$105,606	$64,757	$53,631	$287,059

As at December 31, 2014
Asia division	$22,404	$7,047	$2,521	$1,690	$33,662	$700	$34,362
Canadian division	10,287	22,001	13,028	9,172	54,488	520	55,008
U.S. division	21,074	42,545	27,035	32,535	123,189	16,887	140,076
Corporate and Other	–	(645)	73	221	(351)	418	67
Total, net of reinsurance ceded	53,765	70,948	42,657	43,618	210,988	$18,525	$229,513
Total reinsurance ceded	523	8,885	8,097	1,020	18,525
Total, gross of reinsurance ceded	$54,288	$79,833	$50,754	$44,638	$229,513

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of participating policies. As at December 31, 2015, $29,588 (2014 – $32,361) of both assets and insurance contract liabilities related to these closed blocks of participating policies.

(c) Assets backing insurance contract liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting insurance contract liabilities which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and alternative long-duration investments. The Company’s capital is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing net insurance contract liabilities, that the Company considers to be other than temporary, would have a limited impact on the Company’s net income wherever there is an effective matching of assets and liabilities, as these changes would be substantially offset by corresponding changes in value of actuarial liabilities. The fair value of assets backing net insurance contract liabilities as at December 31, 2015, excluding reinsurance assets, was estimated at $254,732 (2014 – $214,804).

The fair value of assets backing capital and other liabilities as at December 31, 2015 was estimated at $453,888 (2014 – $369,545).

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 143

The carrying value of total assets backing net insurance contract liabilities, other liabilities and capital was as follows.

	Individual insurance
As at December 31, 2015	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
Assets
Debt securities	$26,180	$49,111	$28,180	$23,988	$8,766	$21,602	$157,827
Public equities	7,454	3,897	794	366	769	3,703	16,983
Mortgages	2,219	9,209	8,166	5,600	18,530	94	43,818
Private placements	3,253	10,816	6,322	5,758	1,210	219	27,578
Real estate	3,022	6,068	1,917	2,361	693	1,286	15,347
Other	5,812	15,542	11,152	14,446	373,145	22,993	443,090
Total	$47,940	$94,643	$56,531	$52,519	$403,113	$49,897	$704,643

As at December 31, 2014
Assets
Debt securities	$29,223	$37,365	$22,190	$20,149	$7,556	$17,963	$134,446
Public equities	7,165	3,340	188	176	494	3,180	14,543
Mortgages	3,897	6,929	5,606	4,322	18,497	207	39,458
Private placements	4,288	7,709	5,413	4,394	1,017	463	23,284
Real estate	2,385	3,767	1,278	2,318	353	–	10,101
Other	6,807	11,838	7,982	12,259	300,938	17,750	357,574
Total	$53,765	$70,948	$42,657	$43,618	$328,855	$39,563	$579,406

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.
(2)

Other liabilities are non-insurance contract liabilities which include segregated funds, bank deposits, long-term debt, deferred tax liabilities, derivatives, investment contracts, non-exempt embedded derivatives and other miscellaneous liabilities.

(3)	Capital is defined in note 14.

(d) Significant insurance contract liability valuation assumptions

The determination of insurance contract liabilities involves the use of estimates and assumptions. Insurance contract liabilities have two major components: a best estimate amount and a provision for adverse deviation.

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2015 experience was unfavourable (2014 – favourable) when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2015 experience was unfavourable (2014 – unfavourable) when compared to the Company’s assumptions.

144 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Nature of factor and assumption methodology	Risk management
Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. Projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. Investment strategies are based on the target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed income investments and a projected outlook for other alternative long-duration assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past experience of the Company and industry as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class and geographic market also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class and geographic market.

The Company’s policy of closely matching asset cash flows with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the reinvestment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2015, the movement in interest rates positively (2014 – positively) impacted the Company’s net income. This positive impact was driven by reductions in swap spreads and increases in corporate spreads, partially offset by the impact of risk free interest rate movements on policy liabilities.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies, credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2015, credit loss experience on debt securities and mortgages was favourable (2014 – favourable) when compared to the Company’s assumptions.

Equities, real estate and other alternative long-duration assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Equities, real estate, oil and gas and other alternative long-duration assets are also used to support long-dated obligations in the Company’s annuity and pension businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2015, investment experience on alternative long-duration assets backing policyholder liabilities was unfavourable (2014 – unfavourable) primarily due to losses on oil and gas properties, private equities and timber and agriculture properties, partially offset by gains on real estate. In 2015, alternative long-duration asset origination exceeded (2014 – exceeded) valuation requirements.

In 2015, for the business that is dynamically hedged, segregated fund guarantee experience on residual, non-dynamically hedged market risks was unfavourable (2014 – unfavourable). For the business that is not dynamically hedged, experience on segregated fund guarantees due to changes in the market value of assets under management was also unfavourable (2014 – unfavourable). This excludes the experience on the macro equity hedges.

In 2015, investment expense experience was favourable (2014 – favourable) when compared to the Company’s assumptions.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 145

Nature of factor and assumption methodology		Risk management
Policyholder behaviour	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and other policyholder behaviour risk. The Company monitors lapse, surrender and other policyholder behaviour experience.

In aggregate, 2015 policyholder behaviour experience was unfavourable (2014 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2015 were unfavourable (2014 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in foreign exchange rates.	The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions. Where changes are made to assumptions (refer to note 8(h)), the full impact is recognized in income immediately.

(e) Sensitivity of insurance contract liabilities to changes in non-economic assumptions

The sensitivity of net income attributed to shareholders to changes in non-economic assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of internal models.

146 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions(1)

	Decrease in net income attributed to shareholders
As at December 31,	2015	2014
Policy related assumptions
2% adverse change in future mortality rates(2),(4)
Products where an increase in rates increases insurance contract liabilities	$(400)	$(300)
Products where a decrease in rates increases insurance contract liabilities	(500)	(400)
5% adverse change in future morbidity rates(3),(4)	(3,000)	(2,400)
10% adverse change in future termination rates(4)	(2,000)	(1,500)
5% increase in future expense levels	(400)	(400)
(1)

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

(2)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(3)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(4)

The impacts of the sensitivities on long-term care for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval.

(f) Provision for adverse deviation assumptions

The assumptions made in establishing insurance contract liabilities reflect expected best estimates of future experience. To recognize the uncertainty in these best estimate assumptions, to allow for possible mis-estimation of and deterioration in experience and to provide a greater degree of assurance that the insurance contract liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

The margins are released into future earnings as the policy is released from risk. Margins for interest rate risk are included by testing a number of scenarios of future interest rates. The margin can be established by testing a limited number of scenarios, some of which are prescribed by the Canadian Actuarial Standards of Practice, and determining the liability based on the worst outcome. Alternatively the margin can be set by testing many scenarios, which are developed according to actuarial guidance. Under this approach the liability would be the average of the outcomes above a percentile in the range prescribed by the Canadian Actuarial Standards of Practice.

Specific guidance is also provided for other risks such as market, credit, mortality and morbidity risks. For other risks which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption. The Company uses assumptions within the permissible ranges, with the determination of the level set taking into account the risk profile of the business. On occasion, in specific circumstances for additional prudence, a margin may exceed the high end of the range, which is permissible under the Canadian Actuarial Standards of Practice. This additional margin would be released if the specific circumstances which led to it being established were to change.

Each margin is reviewed annually for continued appropriateness.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 147

(g) Change in insurance contract liabilities

The change in insurance contract liabilities was a result of the following business activities and changes in actuarial estimates.

For the year ended December 31, 2015	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$201,724	$9,264	$210,988	$18,525	$229,513
Acquisitions and divestitures(2)	3,897	(861)	3,036	13,691	16,727
New policies(3)	2,205	–	2,205	196	2,401
Normal in-force movement(3)	5,468	231	5,699	(485)	5,214
Changes in methods and assumptions(3)	582	(24)	558	(380)	178
Impact of changes in foreign exchange rates	27,707	1,440	29,147	3,879	33,026
Balance, December 31	$241,583	$10,050	$251,633	$35,426	$287,059

For the year ended December 31, 2014
Balance, January 1	$167,298	$8,501	$175,799	$17,443	$193,242
New policies(4)	807	–	807	151	958
Normal in-force movement(4)	23,379	209	23,588	78	23,666
Changes in methods and assumptions(4)	240	18	258	(625)	(367)
Impact of changes in foreign exchange rates	10,000	536	10,536	1,478	12,014
Balance, December 31	$201,724	$9,264	$210,988	$18,525	$229,513

(1)	Other insurance contract liabilities are comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.
(2)	As outlined in note 3(a) and 3(b), in 2015 the Company acquired Standard Life and NYL assumed the Company’s in-force participating life insurance closed block through net 60% reinsurance agreements.
(3)

In 2015 the $7,452 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movement, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities column of this table net to an increase of $7,793, of which $7,371 is included in the Consolidated Statements of Income increase in insurance contract liabilities, $439 is included in gross claims and benefits and $(17) is related to Life Retrocession insurance contract liabilities sold through a reinsurance agreement in 2011 and is offset in the change in reinsurance assets. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

(4)

In 2014 the $24,185 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movement, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities column of this table net to an increase of $24,257, of which $23,835 is included in the Consolidated Statements of Income increase in insurance contract liabilities, $451 is included in gross claims and benefits and $(29) is related to Life Retrocession insurance contract liabilities sold through a reinsurance agreement in 2011 and is offset in the change in reinsurance assets. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

(h) Actuarial methods and assumptions

A comprehensive review of valuation assumptions and methods is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate view of future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

2015 review

In 2015, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $558 net of reinsurance and a decrease in net income attributed to shareholders of $451.

For the year ended December 31, 2015	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Assumption
Mortality and morbidity updates	$(191)	$(146)	$168
Lapses and policyholder behaviour	953	571	(446)
Other updates	(584)	133	(173)
Net impact	$178	$558	$(451)

Updates to mortality and morbidity

Assumptions were updated across several business units to reflect recent experience. In Japan, a reduction to the margin for adverse deviations applied to the best estimate morbidity assumptions for certain medical insurance products resulted in a $237 increase in net income attributed to shareholders. The reduction in this margin is a result of emerging experience being aligned with expectations leading to a decrease in the level of conservatism required for this assumption.

148 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Other mortality and morbidity updates led to a $69 decrease in net income attributed to shareholders. This included a refinement to the modelling of mortality improvement on a portion of the Canadian retail insurance business that led to an increase in net income attributed to shareholders. This was more than offset by a review of the Company mortality assumption for some of the JH Annuities business and a number of other updates across several business units.

Updates to lapses and policyholder behaviour

Lapse rates were updated across several business units to reflect recent experience. Lapse rates for JH universal life and variable universal life products were updated which led to a net $235 decrease in net income attributed to shareholders. Lapse rates for low cost universal life products were reduced which led to a decrease in net income attributed to shareholders; this was partially offset by a reduction in lapse rates for the variable universal life products which led to an increase in net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several product lines including term and whole life insurance products in Japan, which led to a $211 decrease in net income attributed to shareholders.

Other updates

The Company implemented a refinement to the modelling of asset and liability cash flows associated with inflation-linked benefit options in the long-term care business, which led to a $264 increase in net income attributed to shareholders.

The Company implemented a refinement to the projection of the term policy conversion options in Canadian retail insurance which led to a $200 decrease in net income attributed to shareholders.

Other model refinements related to the projection of both asset and liability cash flows across several business units led to a $237 decrease in net income attributed to shareholders. This included several items such as refinements to the modelling of reinsurance contracts in North America, updates to the future investment expense assumptions, updates to the future alternative long-duration assets investment return assumptions and updates to certain future expense assumptions in JH Insurance.

2014 review

In 2014, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $258 net of reinsurance and a decrease in net income attributed to shareholders of $198.

For the year ended December 31, 2014	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Assumptions:
Mortality and morbidity updates	$(127)	$(74)	$73
Lapses and policyholder behaviour	455	405	(314)
Updates to actuarial standards
Segregated fund bond calibration	219	217	(157)
Economic reinvestment assumptions	(530)	(75)	65
Other updates	(384)	(215)	135
Net impact	$(367)	$258	$(198)

Updates to mortality and morbidity

Mortality assumptions were updated across several business units to reflect recent experience. Updates to the Canadian Retail Insurance mortality led to a $248 increase in net income attributed to shareholders. Other mortality and morbidity updates led to a $135 increase in net income attributed to shareholders, and were primarily related to the John Hancock Annuities business where in aggregate the Company benefited from updates to mortality assumptions. These increases were partially offset by updates in John Hancock Life insurance, primarily for policies issued at older ages, which led to a $310 decrease in net income attributed to shareholders.

Updates to lapses and policyholder behaviour

Lapse rates for several of the Canadian Retail Insurance non-participating whole life and universal life products were updated to reflect recent experience which led to a $214 decrease in net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several business units including Indonesia, and Canadian and U.S. variable annuities to reflect updated experience results which led to a $100 decrease in net income attributed to shareholders.

Updates to actuarial standards

Updates to actuarial standards related to bond parameter calibration for stochastic models used to value segregated fund liabilities resulted in a $157 decrease in net income attributed to shareholders.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 149

Updates to actuarial standards related to economic reinvestment assumptions resulted in a $65 increase in net income attributed to shareholders. The increase in net income was due to changes to fixed income reinvestment assumptions, which included allowance for the use of credit spread assets for all durations, a change from deterministic to stochastically generated scenarios for most North American business, and changes to risk free interest rate scenarios. This increase in net income attributed to shareholders was partially offset by a decrease in net income attributed to shareholders due to a new margin for adverse deviation for alternative long-duration assets and public equities.

Other updates

The Company performed an in depth review of the modelling of future tax cash flows for its U.S. Insurance business resulting in an increase in net income attributed to shareholders of $473.

The Company made a number of model refinements related to the projection of both asset and liability cash flows across several business units which led to a $338 decrease in net income attributed to shareholders.

(i) Insurance contracts contractual obligations

Insurance contracts give rise to obligations fixed by agreement. As at December 31, 2015, the Company’s contractual obligations and commitments relating to insurance contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$9,967	$13,077	$18,825	$664,276	$706,145

(1)

Insurance contract liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

(j) Gross claims and benefits

The following table presents a breakdown of gross claims and benefits.

For the years ended December 31,	2015	2014
Death, disability and other claims	$13,130	$10,878
Maturity and surrender benefits	6,195	5,625
Annuity payments	4,211	3,370
Policyholder dividends and experience rating refunds	1,106	1,047
Net transfers from segregated funds	(881)	(602)
Total	$23,761	$20,318

Note 9    Investment Contract Liabilities

Investment contract liabilities are contractual obligations made by the Company that do not contain significant insurance risk and are measured either at fair value or at amortized cost.

(a) Investment contract liabilities measured at fair value

Investment contract liabilities measured at fair value comprise certain investment savings and pension products sold primarily in Hong Kong and China. The carrying value of investment contract liabilities measured at fair value as at December 31, 2015 was $785 (2014 – $680).

The change in investment contract liabilities measured at fair value was a result of the following.

For the years ended December 31,	2015	2014
Balance, January 1	$680	$671
New policies	52	53
Changes in market conditions	90	2
Redemptions, surrenders and maturities	(166)	(104)
Impact of changes in foreign exchange rates	129	58
Balance, December 31	$785	$680

(b) Investment contract liabilities measured at amortized cost

Investment contract liabilities measured at amortized cost comprise funding agreements issued by John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) to John Hancock Global Funding II, Ltd (“JHGF II”) and several fixed annuity products sold in Canada and the U.S. Fixed annuity products considered investment contracts are those that provide guaranteed income payments for a contractually determined period of time and are not contingent on survivorship.

150 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Investment contract liabilities measured at amortized cost are shown below. The fair value associated with these contracts is also shown for comparative purposes.

	2015		2014
As at December 31,	Amortized cost	Fair value	Amortized cost	Fair value
U.S. fixed annuity products	$1,488	$1,542	$1,280	$1,427
Canadian fixed annuity products	1,224	1,290	335	354
Funding agreements issued by JHUSA to JHGF II	–	–	349	349
Investment contract liabilities	$2,712	$2,832	$1,964	$2,130

The value of investment contract liabilities has increased since December 31, 2014 primarily due to the acquisition of Standard Life which was effective January 30, 2015.

The change in investment contract liabilities measured at amortized cost was a result of the following business activities.

For the years ended December 31,	2015	2014
Balance, January 1	$1,964	$1,853
Acquisitions and divestitures(1)	943	–
New policy deposits	64	86
Interest	121	70
Withdrawals	(520)	(190)
Fees	(1)	(1)
Other	(127)	8
Impact of changes in foreign exchange rates	268	138
Balance, December 31	$2,712	$1,964

(1)	As outlined in note 3(a), in 2015 the Company acquired Standard Life.

During the year, JHGF II redeemed its funding agreements with JHUSA, paid off its remaining medium term notes and ceased operations.

The carrying value of the funding agreements issued by JHUSA to JHGF II was amortized at the effective interest rates which exactly discount the contractual cash flows to the net carrying amount of the liabilities at the date of issue.

The fair value of the funding agreements issued by JHUSA to JHGF II was determined using a discounted cash flow approach based on current market interest rates adjusted for the Company’s own credit standing. Refer to note 17.

The carrying value of fixed annuity products is amortized at a rate that exactly discounts the projected actual cash flows to the net carrying amount of the liability at the date of issue.

The fair value of fixed annuity products is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing. All investment contracts were categorized in Level 2 of the fair value hierarchy (2014 – Level 2).

(c) Investment contracts contractual obligations

Investment contracts give rise to obligations fixed by agreement. As at December 31, 2015, the Company’s contractual obligations and commitments relating to investment contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Investment contract liabilities(1)	$324	$608	$570	$4,401	$5,903

(1)	Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Note 10    Risk Management

The Company’s policies and procedures for managing risk related to financial instruments can be found in the “Risk Management” section of the Company’s MD&A for the year ended December 31, 2015. Specifically, these disclosures are included in “Market Risk” and “Liquidity Risk” in this section. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and therefore, only the shaded text and tables form an integral part of these Consolidated Financial Statements.

(a) Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets, derivative financial instruments and reinsurance and an increase in provisions for future credit impairments to be included in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 151

credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Allowances for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such allowances takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, policy liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverable amounts and ceded policy liabilities.

Credit risk associated with derivative counterparties is discussed in note 10(d) and credit risk associated with reinsurance counterparties is discussed in note 10(i).

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31,	2015	2014
Debt securities
FVTPL	$133,890	$114,700
AFS	23,937	19,746
Mortgages	43,818	39,458
Private placements	27,578	23,284
Policy loans	7,673	7,876
Loans to Bank clients	1,778	1,772
Derivative assets	24,272	19,315
Accrued investment income	2,275	2,003
Reinsurance assets	35,426	18,525
Other financial assets	4,044	3,307
Total	$304,691	$249,986

Credit quality

The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

A provision is recorded when internal risk ratings indicate that a loss represents the most likely outcome. The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at December 31, 2015	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$109	$1,307	$4,419	$2,135	$10	$5	$7,985
Office	112	944	3,301	2,444	286	50	7,137
Multi-family residential	862	1,227	1,630	905	–	–	4,624
Industrial	30	303	1,213	1,262	23	–	2,831
Other	487	270	1,083	870	70	–	2,780
Total commercial mortgages	1,600	4,051	11,646	7,616	389	55	25,357
Agricultural mortgages	–	–	230	540	168	–	938
Private placements	1,030	3,886	9,813	10,791	1,113	945	27,578
Total	$2,630	$7,937	$21,689	$18,947	$1,670	$1,000	$53,873

As at December 31, 2014
Commercial mortgages
Retail	$130	$815	$3,354	$2,050	$6	$4	$6,359
Office	83	706	2,644	2,460	149	118	6,160
Multi-family residential	1,189	657	1,087	930	–	–	3,863
Industrial	38	267	693	1,080	27	22	2,127
Other	515	221	586	899	–	–	2,221
Total commercial mortgages	1,955	2,666	8,364	7,419	182	144	20,730
Agricultural mortgages	–	189	238	522	160	–	1,109
Private placements	985	3,195	6,565	10,244	1,269	1,026	23,284
Total	$2,940	$6,050	$15,167	$18,185	$1,611	$1,170	$45,123

152 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

The credit quality of residential mortgages and loans to Bank clients is assessed at least annually with the loan being performing or non-performing as the key credit quality indicator.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table summarizes the carrying value of residential mortgages and loans to Bank clients.

	2015			2014
As at December 31,	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$8,027	$9,478	$17,505	$8,577	$9,024	$17,601
Non-performing(1)	7	11	18	5	13	18
Loans to Bank clients
Performing	n/a	1,778	1,778	n/a	1,771	1,771
Non-performing(1)	n/a	–	–	n/a	1	1
Total	$8,034	$11,267	$19,301	$8,582	$10,809	$19,391
(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

The carrying value of government-insured mortgages was 20 per cent of the total mortgage portfolio as at December 31, 2015 (2014 – 25 per cent). The majority of these insured mortgages are residential loans as classified in the table above.

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS debt securities. In addition, the Company reports as impairment certain declines in the fair value of debt securities designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2015	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$92	$–	$92	$15
AFS	3	1	4	–
Private placements	214	–	214	114
Mortgages and loans to Bank clients	51	23	74	31
Other financial assets	12	26	38	1
Total	$372	$50	$422	$161

As at December 31, 2014
Debt securities
FVTPL	$7	$–	$7	$48
AFS	–	6	6	10
Private placements	88	5	93	117
Mortgages and loans to Bank clients	53	25	78	48
Other financial assets	35	18	53	1
Total	$183	$54	$237	$224

The following table summarizes the Company’s loans that are considered impaired.

As at December 31, 2015	Gross carrying value	Allowances for losses	Net carrying value
Private placements	$186	$72	$114
Mortgages and loans to Bank clients	60	29	31
Total	$246	$101	$145

As at December 31, 2014
Private placements	$189	$72	$117
Mortgages and loans to Bank clients	85	37	48
Total	$274	$109	$165

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 153

Allowance for loan losses

	2015			2014
For the years ended December 31,	Private placements	Mortgages and loans to Bank clients	Total	Private placements	Mortgages and loans to Bank clients	Total
Balance, January 1	$72	$37	$109	$81	$25	$106
Provisions	46	5	51	24	24	48
Recoveries	(9)	(4)	(13)	(15)	(8)	(23)
Write-offs(1)	(37)	(9)	(46)	(18)	(4)	(22)
Balance, December 31	$72	$29	$101	$72	$37	$109

(1)	Includes disposals and impact of changes in foreign exchange rates.

(b) Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2015, the Company had loaned securities (which are included in invested assets) with a market value of $648 (2014 – $1,004). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments and undertakes repurchase transactions for short-term funding purposes. As at December 31, 2015, the Company had engaged in reverse repurchase transactions of $547 (2014 – $1,183) which are recorded as short-term receivables. There were outstanding repurchase agreements of $269 as at December 31, 2015 (2014 – $481) which are recorded as payables.

(c) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing. The Company will not write CDS protection in excess of its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium. CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2015	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$49	$1	2
AA	131	1	1
A	424	7	3
BBB	144	1	4
Total single name CDSs	$748	$10	3
Total CDS protection sold	$748	$10	3

As at December 31, 2014
Single name CDSs(1)
Corporate debt
AAA	$41	$1	2
AA	110	2	2
A	263	5	3
BBB	63	1	5
Total single name CDSs	$477	$9	3
Total CDS protection sold	$477	$9	3

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.
(2)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at December 31, 2015 and 2014.

154 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(d) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated BBB- or higher. As at December 31, 2015, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 21 per cent (2014 – 15 per cent). The Company’s exposure to credit risk was mitigated by $12,940 fair value of collateral held as security as at December 31, 2015 (2014 – $10,400).

As at December 31, 2015, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $4,155 (2014 – $3,436). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (2014 – $5). As at December 31, 2015, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $25,332 (2014 – $20,126).

(e) Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2015	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$25,332	$(13,004)	$(12,260)	$68	$68
Securities lending	648	–	(648)	–	–
Reverse repurchase agreements	547	(33)	(514)	–	–
Total financial assets	$26,527	$(13,037)	$(13,422)	$68	$68
Financial liabilities
Derivative liabilities	$(16,003)	$13,004	$2,711	$(288)	$(49)
Repurchase agreements	(269)	33	236	–	–
Total financial liabilities	$(16,272)	$13,037	$2,947	$(288)	$(49)

As at December 31, 2014
Financial assets
Derivative assets	$20,126	$(9,688)	$(10,161)	$277	$277
Securities lending	1,004	–	(1,004)	–	–
Reverse repurchase agreements	1,183	(481)	(702)	–	–
Total financial assets	$22,313	$(10,169)	$(11,867)	$277	$277
Financial liabilities
Derivative liabilities	$(11,996)	$9,688	$2,044	$(264)	$(34)
Repurchase agreements	(481)	481	–	–	–
Total financial liabilities	$(12,477)	$10,169	$2,044	$(264)	$(34)

(1)	Financial assets and liabilities in the above table include accrued interest of $1,062 and $953, respectively (2014 – $814 and $713, respectively).

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 155

(2)

Financial and cash collateral excludes over-collateralization. As at December 31, 2015, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $680, $498, $43 and nil, respectively (2014 – $239, $280, $55 and nil, respectively). As at December 31, 2015, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)

The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

(f) Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2015	2014
Debt securities and private placements rated as investment grade BBB or higher(1)	97%	97%
Government debt securities as a per cent of total debt securities	44%	43%
Government private placements as a per cent of total private placements	11%	10%
Highest exposure to a single non-government debt security and private placement issuer	$998	$1,017
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2015 – 70% of real estate, 2014 – 70%)	$10,803	$7,077
Largest concentration of mortgages and real estate(2) – Ontario Canada (2015 – 24%, 2014 – 26%)	$14,209	$12,809

(1)	Investment grade debt securities and private placements include 40% rated A, 14% rated AA and 23% rated AAA (2014 – 32%, 20% and 25%) investments based on external ratings where available.
(2)	Mortgages and real estate are diversified geographically and by property type.

The following table shows the distribution of the debt securities and private placements portfolio by sector and industry.

Debt securities and private placements

	2015		2014
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$72,432	39	$60,195	38
Utilities	34,890	19	28,826	18
Financial	24,518	13	21,684	14
Energy	13,422	7	11,979	8
Consumer (non-cyclical)	10,832	6	9,190	6
Industrial	11,454	6	8,537	5
Consumer (cyclical)	4,425	2	3,739	2
Basic materials	3,338	2	4,015	3
Securitized	3,215	2	3,439	2
Telecommunications	3,059	2	2,577	2
Technology	1,931	1	1,800	1
Media and internet	1,233	1	1,329	1
Diversified and miscellaneous	656	–	420	–
Total	$185,405	100	$157,730	100

(g) Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of insurance contract liabilities. Assumptions for future claims are generally based on Company and industry experience and assumptions for policyholder behaviours are generally based on Company experience. Such assumptions require a significant amount of professional judgment and, therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global life underwriting manual. Each business unit has underwriting procedures, including criteria for approval of risks and claims adjudication procedures. The Company has a global retention limit of US$30 and US$35, respectively, for individual and survivorship life insurance. Lower limits are applied in some markets and jurisdictions. The Company further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

156 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(h) Concentration risk

The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2015	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$237,877	$(35,408)	$202,469
Asia and Other	52,976	(18)	52,958
Total	$290,853	$(35,426)	$255,427

As at December 31, 2014
U.S. and Canada	$193,554	$(18,436)	$175,118
Asia and Other	38,910	(89)	38,821
Total	$232,464	$(18,525)	$213,939

(i) Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As at December 31, 2015, the Company had $35,426 (2014 – $18,525) of reinsurance assets. Of this, 93 per cent (2014 – 89 per cent) were ceded to reinsurers with Standard and Poor’s ratings of A- or above. The Company’s exposure to credit risk was mitigated by $16,721 fair value of collateral held as security as at December 31, 2015 (2014 – $8,269). Net exposure after taking into account offsetting agreements and the benefit of the fair value of collateral held was $18,705 as at December 31, 2015 (2014 – $10,256).

Note 11     Long-Term Debt

(a) Carrying value of long term debt instruments

As at December 31,	Issue date	Maturity date	Par value	2015	2014
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$ 500	$689	$577
7.768% Medium term notes(2)	April 8, 2009	April 8, 2019	$ 600	599	599
5.505% Medium term notes(2)	June 26, 2008	June 26, 2018	$ 400	399	399
Promissory note to Manulife Finance (Delaware), L.P. (“MFLP”)(3)	November 30, 2010	December 15, 2016	$ 150	150	150
3.40% Senior notes(4)	September 17, 2010	September 17, 2015	US$ 600	–	695
4.079% Medium term notes(5)	August 20, 2010	August 20, 2015	$ 900	–	900
5.161% Medium term notes(6)	June 26, 2008	June 26, 2015	$ 550	–	550
Other notes payable	n/a	n/a	n/a	16	15
Total				$1,853	$3,885

(1)

US$ senior notes have been designated as a hedge of the Company’s net investment in its U.S. operations to reduce the earnings volatility that would otherwise arise from the translation of the U.S. denominated debt into Canadian dollars. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus 35 basis points.

(2)

The medium term notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and price based on the yield of a corresponding Government of Canada bond plus a specified number of basis points. The number of basis points for the 7.768% and 5.505% medium term notes are 125 and 39 respectively.

(3)	The note bears interest at the 90-day Bankers’ Acceptance rate plus 2.33%, payable quarterly.
(4)	On September 17, 2015, the 3.40% senior notes that were issued on September 17, 2010 matured.
(5)	On August 20, 2015, the 4.079% medium term notes that were issued on August 20, 2010 matured.
(6)	On June 26, 2015, the 5.161% medium term notes that were issued on June 26, 2008 matured.

The cash amount of interest paid during the year ended December 31, 2015 was $183 (2014 – $214). Issue costs are amortized over the term of the debt.

(b) Fair value measurement

Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1). When quoted market prices are not available, fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. Fair value of long-term debt as at December 31, 2015 was $2,066 (2014 – $4,162). Long-term debt was categorized in Level 2 of the fair value hierarchy (2014 – Level 2).

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 157

(c) Aggregate maturities of long-term debt

As at December 31,	2015	2014
Less than one year	$150	$2,145
One to two years	15	150
Two to three years	400	14
Three to four years	599	399
Four to five years	689	599
Greater than five years	–	578
Total	$1,853	$3,885

Note 12     Liabilities for Preferred Shares and Capital Instruments

(a) Carrying value of liabilities for preferred shares and capital instruments

As at December 31,	Issue date	Maturity date	Par value	2015	2014
Senior debenture notes – 7.535% fixed/floating(1)	July 10, 2009	December 31, 2108	$ 1,000	$1,000	$1,000
Subordinated note – floating(2)	December 14, 2006	December 15, 2036	$ 650	646	647
Subordinated debentures – 3.181% fixed/floating(3)	November 20, 2015	November 22, 2027	$ 1,000	995	–
Subordinated debentures – 2.389% fixed/floating(4)	June 1, 2015	January 5, 2026	$ 350	348	–
Subordinated debentures – 2.10% fixed/floating(5)	March 10, 2015	June 1, 2025	$ 750	747	–
Subordinated debentures – 2.64% fixed/floating(6)	December 1, 2014	January 15, 2025	$ 500	498	498
Subordinated debentures – 2.811% fixed/floating(7)	February 21, 2014	February 21, 2024	$ 500	498	498
Surplus notes – 7.375% U.S. dollar(8)	February 25, 1994	February 15, 2024	US$ 450	649	545
Subordinated debentures – 2.926% fixed/floating(9)	November 29, 2013	November 29, 2023	$ 250	249	249
Subordinated debentures – 2.819% fixed/floating(10)	February 25, 2013	February 26, 2023	$ 200	200	199
Subordinated debentures – 3.938% fixed/floating(11)	September 21, 2012	September 21, 2022	$ 400	417	–
Subordinated debentures – 4.165% fixed/floating(12)	February 17, 2012	June 1, 2022	$ 500	499	498
Subordinated note – floating(13)	December 14, 2006	December 15, 2021	$ 400	400	399
Subordinated debentures – 4.21% fixed/floating(14)	November 18, 2011	November 18, 2021	$ 550	549	549
Preferred shares – Class A Shares, Series 1(15)	June 19, 2003	n/a	$ 350	–	344
Total				$7,695	$5,426

(1)

Issued by MLI to Manulife Financial Capital Trust II, interest is payable semi-annually. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%. On or after December 31, 2014, with regulatory approval, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019, or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

(2)

Issued by Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are non-consolidated related parties to the Company. The note bears interest at the 90-day Bankers’ Acceptance rate plus 0.72% and is payable semi-annually. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest.

(3)

Issued by MLI, interest is payable semi-annually. After November 22, 2022 the interest rate is the 90-day Bankers’ Acceptance rate plus 1.57% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 22, 2022, at par, together with accrued and unpaid interest.

(4)

Issued by MLI, interest is payable semi-annually. After January 5, 2021 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.83% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after January 5, 2021, at par, together with accrued and unpaid interest.

(5)

Issued by MLI, interest is payable semi-annually. After June 1, 2020 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.72% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2020, at par, together with accrued and unpaid interest.

(6)

Issued by MLI, interest is payable semi-annually. After January 15, 2020 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.73% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after January 15, 2020, at par, together with accrued and unpaid interest.

(7)

Issued by MLI, interest is payable semi-annually. After February 21, 2019 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.80% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 21, 2019, at par, together with accrued and unpaid interest.

(8)

Issued by John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.). Any payment of interest or principal on the surplus notes requires prior approval from the Commissioner of the Office of Financial and Insurance Regulation of the State of Michigan. The carrying value of the surplus notes reflects an unamortized fair value increment of US$29 (2014 – US$32), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

(9)

Issued by MLI, interest is payable semi-annually. After November 29, 2018 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.85% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 29, 2018, at par, together with accrued and unpaid interest.

(10)

Issued by MLI, interest is payable semi-annually. After February 26, 2018 the interest rate is the 90-day Bankers’ Acceptance rate plus 0.95% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 26, 2018, at par, together with accrued and unpaid interest.

(11)

Issued by the Standard Life Assurance Company of Canada (“SCDA”), which was acquired by MLI on January 30, 2015 as part of the Standard Life acquisition, the subordinated debt was assumed by MLI on July 1, 2015 as a result of SCDA’s wind-up into MLI. Interest is payable semi-annually. After September 21, 2017 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.10% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after September 21, 2017, at par, together with accrued and unpaid interest.

(12)

Issued by MLI, interest is payable semi-annually. After June 1, 2017 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.45% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2017, at par, together with accrued and unpaid interest.

(13)

Issued by MHDLL, now JHFC, a wholly owned subsidiary of MFC, to MFLLC, a subsidiary of MFLP. MFLP and its subsidiaries are non-consolidated related parties to the Company. The original note bore interest at the 90-day Bankers’ Acceptance rate plus 0.552% and was payable semi-annually. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. On March 28, 2014, MHDLL and JHFC agreed to extend the maturity of the subordinated note to December 15, 2021 from January 15, 2019, while increasing the interest to 3-month Bankers’ Acceptance rate plus 0.74%.

(14)

Issued by MLI, interest is payable semi-annually. After November 18, 2016 the interest rate is the 90-day Bankers’ Acceptance rate plus 2.65% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 18, 2016, at par, together with accrued and unpaid interest.

(15)	On June 19, 2015, MFC redeemed in full the $350 of Class A Shares, Series 1 Preferred Shares at par.

158 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(b) Fair value measurement

Fair value of preferred shares and capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

The following table discloses fair value information categorized by the fair value hierarchy. These amounts are measured at amortized cost in the Consolidated Statements of Financial Position.

As at December 31,	2015	2014
Fair value hierarchy:
Level 1	$–	$355
Level 2	7,916	5,390
Total fair value	$7,916	$5,745

Note 13    Share Capital and Earnings Per Share

The authorized capital of MFC consists of:

■	an unlimited number of common shares without nominal or par value; and
■	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a) Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2015		2014
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	110	$2,693
Issued, Class 1 shares, Series 15	–	–	8	200
Issued, Class 1 shares, Series 17	–	–	14	350
Issued, Class 1 shares, Series 19	–	–	10	250
Redeemed, Class A, Series 4	–	–	(18)	(450)
Redeemed, Class 1, Series 1	–	–	(14)	(350)
Par redemption value in excess of carrying value for preferred shares redeemed	–	–	–	16
Issuance costs, net of tax	–	–	–	(16)
Balance, December 31	110	$2,693	110	$2,693

Further information on the preferred shares outstanding is as follows.

As at December 31, 2015	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(3),(4)	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5(3),(4)	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7(3),(4)	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9(3),(4)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(3),(4)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(3),(4)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(3),(4)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(3),(4)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(3),(4)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Total				110	$2,750	$2,693

(1)

Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares, MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted.

(2)	Net of after-tax issuance costs.
(3)

For all Class 1 preferred shares, on the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36% and Series 19 – 2.30%.

(4)

On the earliest date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three month Government of Canada treasury bill yield plus the rate specified in footnote 3 above.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 159

(b) Common shares

The changes in common shares issued and outstanding are as follows.

	2015		2014
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	1,864	$20,556	1,848	$20,234
Issued on exercise of stock options and deferred share units	2	37	3	43
Issued under dividend reinvestment and share purchase plans	–	–	13	279
Issued in exchange for subscription receipts(1)	106	2,206	–	–
Total	1,972	$22,799	1,864	$20,556

(1)

On September 15, 2014, as part of the financing of the transaction related to the purchase of Standard Life, MFC issued 105,647,334 subscription receipts through a combination of a public offering and a private placement with the Caisse de dépôt et placement du Québec. The net cash proceeds from the sale of the subscription receipts were held by an escrow agent, in a restricted account, until closing of the transaction on January 30, 2015. Each subscription receipt entitled the holder to automatically receive, without payment of additional consideration or further action, one common share of the Company together with an amount equal to the per share dividends the Company declared on its common shares for record dates which occur in the period from September 15, 2014 up to January 29, 2015, net of any applicable withholding taxes. Refer to note 3 for further details.

(c) Earnings per share

The following table presents basic and diluted earnings per share of the Company.

For the years ended December 31,	2015	2014
Basic earnings per common share(1)	$1.06	$1.82
Diluted earnings per common share(1)	1.05	1.80
(1)

As at December 31, 2014 the subscription receipts were not included in the calculation of basic or diluted earnings per share as the conditions required to exchange the receipts to common shares were not met until January 30, 2015. Refer to note 3 for further details.

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the years ended December 31,	2015	2014
Weighted average number of common shares (in millions)	1,962	1,857
Dilutive stock-based awards(1) (in millions)	7	7
Dilutive convertible instruments (in millions)	8	17
Weighted average number of diluted common shares (in millions)	1,977	1,881

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was an average of 31 million (2014 – 31 million) anti-dilutive stock-based awards.

(d) Quarterly dividend declaration subsequent to year end

On February 11, 2016, the Company’s Board of Directors approved a quarterly dividend of $0.185 per share on the common shares of MFC, payable on or after March 21, 2016 to shareholders of record at the close of business on February 24, 2016.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 21, 2016 to shareholders of record at the close of business on February 24, 2016.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 7 – $0.2875 per share	Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 9 – $0.275 per share

Note 14    Capital Management

(a) Capital Management

Manulife Financial seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
■	Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
■	Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

160 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Capital is managed and monitored in accordance with the Capital Management Policy. The policy is reviewed and approved by the Board of Directors annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

The capital management framework takes into account the requirements of the Company as a whole as well as the needs of each of the Company’s subsidiaries. The capital adequacy assessment considers expectations of key external stakeholders such as regulators and rating agencies, results of sensitivity testing as well as a comparison to the Company’s peers. The Company sets its internal capital targets above the regulatory requirements, monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

The following measure of consolidated capital serves as the foundation of the Company’s capital management activities at the MFC level.

Consolidated capital

As at December 31,	2015	2014
Total equity	$41,938	$33,926
AOCI loss on cash flow hedges	264	211
Total equity excluding AOCI loss on cash flow hedges	42,202	34,137
Liabilities for preferred shares and qualifying capital instruments	7,695	5,426
Total capital	$49,897	$39,563

(b) Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the Insurance Company Act (“ICA”). These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.

The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which are assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment.

Since the Company is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

The Company and MLI have covenanted for the benefit of holders of the outstanding Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if MLI elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, MLI will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200, however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

Note 15    Stock-Based Compensation

(a) Stock options plans

Under MFC’s Executive Stock Option Plan (“ESOP”), deferred share units and stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the higher of the prior day or prior five day average closing market price of common shares on the Toronto Stock Exchange on the date the options were

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 161

granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. Effective with the 2015 grant, options may only be exercised after the fifth year anniversary. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

Options outstanding

	2015		2014
For the years ended December 31,	Number of options (in millions )	Weighted average exercise price	Number of options (in millions )	Weighted average exercise price
Outstanding, January 1	30	$20.82	32	$21.14
Granted	4	22.01	3	21.20
Exercised	(2)	15.33	(2)	16.49
Expired	(2)	30.43	(2)	28.06
Forfeited	–	23.06	(1)	26.33
Outstanding, December 31	30	$20.72	30	$20.82
Exercisable, December 31	20	$21.45	21	$22.67

	Options outstanding				Options exercisable
For the year ended December 31, 2015	Number of options (in millions	)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions	)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$11.08 – $20.99	18		$16.18	4.55	15		$16.58	4.22
$21.00 – $29.99	8		21.68	8.18	1		21.52	5.84
$30.00 – $40.38	4		38.24	1.14	4		38.24	1.14
Total	30		$20.72	4.95	20		$21.45	3.67

The weighted average fair value of each option granted in 2015 has been estimated at $4.84 (2014 – $4.83) using the Black-Scholes option-pricing model. The pricing model uses the following assumptions for these options: risk-free interest rate of 1.75% (2014 – 2.00%), dividend yield of 3.00% (2014 – 3.00%), expected volatility of 29.5% (2014 – 30.0%) and expected life of 6.7 (2014 – 6.7) years. Expected volatility is estimated by evaluating a number of factors including historical volatility of the share price over multi-year periods.

Compensation expenses related to stock options was $16 for the year ended December 31, 2015 (2014 – $14).

(b) Deferred share units plans

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vest over a three year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of DSUs outstanding was 690,000 as at December 31, 2015 (2014 – 837,000).

In addition, for certain employees and pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2015, the Company granted 315,000 DSUs (2014 – 101,000) to certain employees of which 143,000 units vest after four years and 172,000 units vested on the day they were granted. In 2015, 34,000 DSUs (2014 – 34,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2015, 85,000 DSUs (2014 – 126,000) were granted to certain employees to defer payment of all or part of their Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”). These DSUs also vested immediately.

The fair values of the 546,000 DSUs issued in the year were $20.74 per unit, as at December 31, 2015 (354,000 issued at $22.18 per unit on December 31, 2014).

162 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account, or at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

For the years ended December 31, Number of DSUs (in thousands)	2015	2014
Outstanding, January 1	2,332	2,780
Issued	546	354
Reinvested	75	63
Redeemed	(411)	(865)
Outstanding, December 31	2,542	2,332

Of the DSUs outstanding as at December 31, 2015, 690,000 (2014 – 837,000) entitle the holder to receive common shares, 1,195,000 (2014 – 858,000) entitle the holder to receive payment in cash and 657,000 (2014 – 637,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Compensation expenses related to DSUs was $5 for the year ended December 31, 2015 (2014 – $2).

The carrying amount of the liability relating to the DSU as at December 31, 2015 is $22 (2014 – $20) and is included within other liabilities.

(c) Restricted share units and performance share units plans

For the year ended December 31, 2015, 5.6 million RSUs (2014 – 4.5 million) and 0.8 million PSUs (2014 – 0.7 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair values of the RSUs and PSUs granted in the year were $20.74 per unit as at December 31, 2015 (2014 – $22.18 per unit). Each RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in February 2015 vest on the date that is 34 months from the grant date (December 15, 2017), and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs and PSUs was $93 and $15, respectively, for the year ended December 31, 2015 (2014 – $78 and $16, respectively).

The carrying amount of the liability relating to the RSU and PSU as at December 31, 2015 is $164 (2014 – $188) and is included within other liabilities.

(d) Global share ownership plan

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee’s eligible contributions up to a maximum amount. The Company’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Note 16    Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

(a) Plan characteristics

To reduce the financial risk associated with final average pay defined benefit pension plans and retiree welfare plans, the Company has over time closed all these plans to new members and, in the case of pension plans, has replaced them with capital accumulation plans. The latter include defined benefit cash balance plans, 401(k) plans and/or defined contribution plans, depending on the country of employment. The result is that final average pay pension plans account for less than 50 per cent of the Company’s global pension obligations and the number of employees who accrue these pensions declines each year.

In 2015, the Company acquired the Canadian-based operations of Standard Life plc and the plans for their employees, including closed final average pay defined benefit pension plans, a closed retiree welfare plan and defined contribution pension plans. Also in 2015, the Company further reduced its exposure to defined benefit pension plans by fully insuring the pension obligations for all U.K. plan members through the purchase of annuities from a third-party insurer.

All pension arrangements are governed by local pension committees or management but significant plan changes require approval from the Company’s Board of Directors.

The Company’s funding policy for remaining defined benefit pension plans is to make the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 163

The Company’s remaining defined benefit pension and/or retiree welfare plan obligations are for plans in the U.S., Canada, Japan, and Taiwan. There are also disability welfare plans in Canada and the U.S.

The largest of these pension and retiree welfare plans are the primary defined benefit plans for employees in the U.S. and Canada. These, along with the registered defined benefit pension plan acquired from Standard Life, are considered to be the material plans that are the subject of the disclosures in the balance of this note. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.

U.S. defined benefit and retiree welfare plans

The Company operates a qualified cash balance plan that is open to new members, a non-qualified cash balance plan, under which benefit accruals ceased as of December 31, 2011, and a retiree welfare plan that was closed in 2005.

Actuarial valuations to determine the Company’s minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2016. There are no plan assets set aside for the non-qualified cash balance plan.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits. The majority of those who retired after 1991 receive a fixed-dollar subsidy from the Company based on service. The plan was closed to all employees hired after 2004. While assets have been set aside in a qualified trust to pay a portion of future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-Qualified Plans Subcommittee.

Canadian defined benefit and retiree welfare plans

The Company’s defined benefit plans in Canada include two registered final average pay pension plans, a non-registered supplemental final average pay pension plan and a retiree welfare plan. The registered and supplemental Manulife pension programs were closed to new members in 1998 while the retiree welfare plan was closed in 2005. The plan acquired from Standard Life was closed in 2014.

Actuarial valuations to determine the Company’s minimum funding contributions for the registered plans are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of not less than five years. For 2016, the required funding for these plans is expected to be $31. The supplemental non-registered pension plan is not funded.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits. In 2013, the Company subsidies were changed to a fixed dollar amount for those who retire after April 30, 2013 and will be eliminated for those who retire after 2019. There are no assets set aside for this plan.

The registered pension plans are governed by Pension Committees, while the supplemental non-registered plan is governed by the Board of Directors. The retiree welfare plan is governed by management.

(b) Risks

In final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment (where applicable) and longevity risks are partially transferred to the employee.

Material sources of risk to the Company for all plans include:

■	A decline in discount rates that increases the defined benefit obligations by more than the change in value of plan assets;
■	Lower than expected rates of mortality; and
■	For retiree welfare plans, higher than expected health care costs.

The Company has managed these risks through plan design and eligibility changes that have limited the size and growth of the defined benefit obligations. Investment risks for funded plans are managed through strategies aimed at improving the alignment between movements in the invested assets and movements in the obligations.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to reduce the risk in the plan as the funded status improves. As at December 31, 2015, the target asset allocation for the plan was 35% return-seeking assets and 65% liability-hedging assets.

In Canada, internal committees and management review the financial status of the registered defined benefit pension plans on at least a quarterly basis. As at December 31, 2015, the target asset allocation for the plan was 25% return-seeking assets and 75% liability-hedging assets with an ultimate target of 20% return-seeking assets and 80% liability-hedging assets by 2017. The asset allocation for the plan acquired from Standard Life is 64% return-seeking assets and 36% liability-hedging assets as at December 31, 2015.

164 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(c) Pension and retiree welfare plans

	Pension plans		Retiree welfare plans
For the years ended December 31,	2015	2014	2015	2014
Changes in defined benefit obligation:
Ending balance prior year	$4,089	$3,567	$648	$600
Acquisitions (refer to note 3)	483	–	–	–
Current service cost	54	32	1	1
Past service cost	–	–	–	–
Interest cost	183	167	27	27
Plan participants’ contributions	1	–	5	4
Actuarial losses (gains) due to:
Experience	–	19	(2)	(26)
Demographic assumption changes	(4)	36	–	(8)
Economic assumption changes	(202)	292	(10)	56
Curtailment (gains) losses	(9)	–	–	–
Benefits paid	(342)	(256)	(52)	(47)
Impact of changes in foreign exchange rates	570	232	96	41
Defined benefit obligation, December 31	$4,823	$4,089	$713	$648

	Pension plans		Retiree welfare plans
For the years ended December 31,	2015	2014	2015	2014
Change in plan assets:
Fair value of plan assets, ending balance prior year	$3,442	$2,990	$538	$467
Acquisitions (refer to note 3)	406	–	–	–
Interest income	156	141	23	22
Employer contributions	119	77	26	31
Plan participants’ contributions	1	–	5	4
Benefits paid	(342)	(256)	(52)	(47)
Administration costs	(6)	(4)	(1)	–
Actuarial gains	(167)	285	(7)	17
Impact of changes in foreign exchange rates	513	209	103	44
Fair value of plan assets, December 31	$4,122	$3,442	$635	$538

(d) Amounts recognized in the Consolidated Statements of Financial Position

	Pension plans		Retiree welfare plans
As at December 31,	2015	2014	2015	2014
Development of net defined benefit liability
Defined benefit obligation	$4,823	$4,089	$713	$648
Fair value of plan assets	4,122	3,442	635	538
Deficit	701	647	78	110
Effect of asset limit(1)	–	–	–	–
Deficit and net defined benefit liability(1)	$701	$647	$78	$110
Deficit is comprised of:
Funded or partially funded plans	$(133)	$(156)	$(61)	$(29)
Unfunded plans	834	803	139	139
Deficit and net defined benefit liability	$701	$647	$78	$110

(1)

No reconciliation has been provided for the effect of the asset limit since there was no effect in either year. For the funded pension plans, the present value of the economic benefits available in the form of reductions in future contributions to the plans is significantly greater than the surplus that would be expected to develop.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 165

(e) Disaggregation of defined benefit obligation

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31,	2015	2014	2015	2014	2015	2014	2015	2014
Active members	$649	$636	$35	$34	$441	$193	$24	$24
Inactive and retired members	2,685	2,367	540	475	1,048	893	114	115
Total	$3,334	$3,003	$575	$509	$1,489	$1,086	$138	$139

(f) Fair value measurements

The major categories of plan assets and the actual per cent allocation to each category are as follows.

	U.S. Plans(1)				Canadian Plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2015	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$25	1%	$21	4%	$16	1%	$–	–
Equity securities(3)	838	28%	161	25%	424	36%	–	–
Debt securities	1,866	63%	446	70%	678	58%	–	–
Other investments(4)	218	8%	7	1%	57	5%	–	–
Total	$2,947	100%	$635	100%	$1,175	100%	$–	–

	U.S. Plans(1)				Canadian Plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2014	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$31	1%	$7	1%	$–	–	$–	–
Equity securities(3)	752	28%	251	47%	206	28%	–	–
Debt securities	1,744	64%	274	51%	523	71%	–	–
Other investments(4)	179	7%	6	1%	7	1%	–	–
Total	$2,706	100%	$538	100%	$736	100%	$–	–

(1)

All of the U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private equity, timber and agriculture assets. In the aggregate, the latter assets represent approximately 6% and 6% of all U.S. pension and retiree welfare plan assets as at December 31, 2015 and 2014, respectively.

(2)	All of the Canadian pension plan assets have daily quoted prices in active markets.
(3)	Equity securities include direct investments in MFC common shares of $1.0 (2014 – $1.1) in the U.S. retiree welfare plan and nil (2014 – nil) in Canada.
(4)	Other U.S. plan assets include investment in private equity, timberland and agriculture.

(g) Net benefit cost recognized in the Consolidated Statements of Income

Components of the net benefit cost for the pension plans and retiree welfare plans were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2015	2014	2015	2014
Defined benefit current service cost	$54	$32	$1	$1
Defined benefit administrative expenses	6	4	1	–
Past service cost – curtailments(1)	(9)	–	–	–
Service cost	51	36	2	1
Interest on net defined benefit (asset) liability	27	26	4	5
Defined benefit cost	78	62	6	6
Defined contribution cost	68	55	–	–
Net benefit cost	$146	$117	$6	$6

(1)	Past service cost of ($9) relates to the curtailment recognized under the Standard Life plan due to employees whose plan membership ceased during the period.

(h) Re-measurement effects recognized in Other Comprehensive Income

	Pension plans		Retiree welfare plans
For the years ended December 31,	2015	2014	2015	2014
Actuarial gains (losses) on defined benefit obligations:
Experience	$–	$(19)	$2	$26
Demographic assumption changes	4	(36)	–	8
Economic assumption changes	202	(292)	10	(56)
Return on plan assets greater (less) than discount rate	(167)	285	(7)	17
Total re-measurement effects	$39	$(62)	$5	$(5)

166 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(i) Assumptions

The key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans were as follows.

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
For the years ended December 31,	2015	2014	2015	2014	2015	2014	2015	2014
To determine the defined benefit obligation at end of year(1):
Discount rate	4.4%	4.0%	4.3%	3.9%	4.1%	3.9%	4.1%	4.0%
Initial health care cost trend rate(2)	n/a	n/a	9.0%	8.3%	n/a	n/a	6.1%	6.3%
To determine the defined benefit cost for the year(1):
Discount rate(3)	4.0%	4.7%	3.9%	4.7%	3.8%	4.8%	4.0%	4.9%
Initial health care cost trend rate(2)	n/a	n/a	8.3%	8.5%	n/a	n/a	6.3%	6.5%

(1)	Inflation and salary increase assumptions are not shown as they do not materially affect obligations and cost.
(2)

The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 9.0% grading to 5.0% for 2032 and years thereafter (2014 – 8.3% grading to 5.0% for 2028) and to measure the net benefit cost was 8.3% grading to 5.0% for 2028 and years thereafter (2014 – 8.5% grading to 5.0% for 2028). In Canada, the rate used to measure the retiree welfare obligation was 6.1% grading to 4.8% for 2026 and years thereafter (2014 – 6.3% grading to 4.8% for 2026) and to measure the net benefit cost was 6.3% grading to 4.8% for 2026 and years thereafter (2014 – 6.5% grading to 4.8% for 2026).

(3)	2015 Canadian pension plans includes the discount rate used for the Standard Life plan.

Assumptions regarding the future mortality are based on published statistics and mortality tables. The current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans are as follows.

As at December 31, 2015	U.S.	Canada
Life expectancy (in years) for those currently age 65
Males	23.2	22.7
Females	25.0	24.6
Life expectancy (in years) at age 65 for those currently age 45
Males	24.8	23.7
Females	26.5	25.5

(j) Sensitivity of assumptions on obligation

Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The potential impact on the obligations arising from changes in the key assumptions is set out in the following table. The sensitivities assume all other assumptions are held constant. In actuality, interrelationships with other assumptions may exist.

As at December 31, 2015	Pension plans	Retiree welfare plans
Discount rate:
Impact of a 1% increase	$(473)	$(68)
Impact of a 1% decrease	566	83
Health care cost trend rate:
Impact of a 1% increase	n/a	29
Impact of a 1% decrease	n/a	(25)
Mortality rates(1)
Impact of a 10% decrease	112	17

(1)

If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.9 and 0.9 years for U.S. males and females, respectively, and 0.7 and 0.8 years for Canadian males and females, respectively.

(k) Maturity profile

The weighted average duration (in years) of the defined benefit obligations is as follows.

	Pension plans		Retiree welfare plans
As at December 31,	2015	2014	2015	2014
U.S. plans	9.4	10.0	9.0	9.6
Canadian plans(1)	13.6	11.3	14.2	14.2

(1)	2015 pension plans include the longer duration for the Standard Life pension plan.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 167

(l) Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and retiree welfare plans, cash payments directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans, were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2015	2014	2015	2014
Defined benefit plans	$119	$77	$26	$31
Defined contribution plans	68	55	–	–
Total	$187	$132	$26	$31

The Company’s best estimate of expected cash payments for employee future benefits for the year ending December 31, 2016 is $99 for defined benefit pension plans, $73 for defined contribution pension plans and $19 for retiree welfare plans.

Note 17    Interests in Structured Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities designed to generate investment returns and/or fees. The Company also has relationships with entities that are used to facilitate financing for the Company. Some of these entities may have some or all of the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and/or highly structured capital. Such entities are identified as structured entities (individually “SE” or collectively “SEs”).

In assessing the significance of a SE for disclosure purposes, the Company considers the nature of its relationship with the SEs including whether they are sponsored by the Company (i.e. initially organized and managed by the Company). In addition, the significance of the relationship with the SE to the Company is assessed including consideration of factors such as the Company’s investment in the SE as a percentage of the Company’s total investments, returns from it as a percentage of total net investment income, its size as a percentage of total funds under management and the Company’s exposure to any other risks from its involvement with the SE.

The Company does not provide financial or other support to its SEs, without having a contractual obligation to do so.

The Company does not disclose its interests in Mezzanine Funds and Collateralized Debt Obligations within this note as these interests are not significant.

(a) Consolidated SEs

Investment SEs

The Company acts as an investment manager of timberlands and timber companies. The Company’s general fund and segregated funds invest in many of them. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited (“HVPH”). HVPH is a SE primarily because the Company’s employees exercise voting rights over it on behalf of other investors. As at December 31, 2015, the Company’s consolidated timber assets relating to HVPH was $891 (2014 – $832). The Company does not provide guarantees to other parties against the risk of loss from HVPH.

Financing SEs

The Company securitizes certain insured and variable rate commercial and residential mortgages and HELOC. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company’s capital. Further information regarding the Company’s mortgage securitization program is included in note 4.

(b) Unconsolidated SEs

Investment SEs

The table below presents the Company’s investment and maximum exposure to loss related to significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from these SEs.

	Company’s investment(1)		Company’s maximum exposure to loss(2)
As at December 31,	2015	2014	2015	2014
Leveraged leases(3)	$3,549	$2,925	$3,549	$2,925
Timberland companies(4)	648	548	677	611
Affordable housing companies(5)	46	244	47	245
Total	$4,243	$3,717	$4,273	$3,781

(1)	The Company’s investments in these unconsolidated SEs are included in invested assets and the Company’s returns from them are included in net investment income and AOCI.
(2)

The Company’s maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company’s investment commitments are disclosed in note 18. The maximum loss is expected to occur only upon the entity’s bankruptcy/liquidation, or as a result of a natural disaster in the case of the timber companies, or foreclosure in the case of affordable housing companies.

168 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

(3)

These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased to third-party lessees under long-term leases. The Company owns equity capital in these business trusts. The Company does not consolidate any of the trusts that are party to the lease arrangements because the Company does not have decision-making power over them.

(4)

These entities own and operate timberlands. The Company invests in their equity and debt. The Company’s returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

(5)

These entities own and manage residential and commercial real estate that qualifies for affordable housing and/or historical tax credits. The Company’s investments are in limited partner or investor member units and the Company’s returns include investment income, tax credits and other tax benefits. The Company does not control these entities because the Company does not have power to govern their financial and operating policies.

Financing SEs

The following table presents the Company’s interests and maximum exposure to loss from significant unconsolidated financing SEs.

	Company’s interests(1)
As at December 31,	2015	2014
Manulife Finance (Delaware), L.P.(2)	$1,438	$1,412
Manulife Financial Capital Trust II(3)	1,000	1,000
John Hancock Global Funding II, Ltd.(4)	–	357
Total	$2,438	$2,769
(1)	The Company’s interests include amounts borrowed from the SEs and the Company’s investment in their subordinate capital, if any, and foreign currency and interest swaps with them, if any.
(2)	This entity is a wholly-owned partnership used to facilitate the Company’s financing and group risk management. Refer to notes 11, 12 and 18.
(3)	This entity is an open-ended trust that is used to facilitate the Company’s financing. Refer to note 12.
(4)	This entity, a Delaware Trust used to facilitate the issuance of medium-term notes, was dissolved on December 11, 2015. Refer to note 9.

(i) Other invested assets

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity and which have been assessed for control. This category includes, but is not limited to, investments in power and infrastructure, oil and gas, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. The majority of these Other Entities are not sponsored by the Company. The Company believes that its relationships with these Other Entities are not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company’s maximum exposure to losses as a result of its relationships with Other Entities is limited to its investment in them and amounts committed to be invested but not yet funded. The income that the Company generates from these entities is recorded in net investment income and other comprehensive income. The Company does not provide guarantees to other parties against the risk of loss from these Other Entities.

(ii) Interest in securitized assets

The Company invests in mortgage/asset-backed securities issued by numerous securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, in order to generate investment returns which are recorded in net investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 4. The Company’s maximum loss from these investments is limited to amounts invested.

Commercial mortgage-backed securities (“CMBS”) are secured by commercial mortgages and residential mortgage-backed securities (“RMBS”) are secured by residential mortgages. Asset-backed securities (“ABS”) may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in primarily originate in North America.

The following table outlines the securitized holdings by the type and asset quality.

	2015				2014
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	$703	$56	$1,424	$2,183	$2,286
AA	21	4	85	110	70
A	53	4	662	719	567
BBB	29	–	108	137	233
BB and below	35	12	19	66	283
Total company exposure	$841	$76	$2,298	$3,215	$3,439

(iii) Mutual funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of current and future investors. The Company earns fees which are at market rates for providing advisory and administrative services to these mutual funds. Generally, the Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 169

policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.

The Company believes that its relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company’s interest in mutual funds is limited to its investment and fees earned, if any. The Company’s investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company’s invested assets, refer to note 4. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.

As sponsor, the Company’s investment in startup capital of mutual funds as at December 31, 2015 was $1,582 (2014 – $1,305). The Company’s retail mutual fund assets under management as at December 31, 2015 were $160,020 (2014 – $119,593).

Note 18    Commitments and Contingencies

(a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b) Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $5,680 (2014 – $5,663) of outstanding investment commitments as at December 31, 2015, of which $172 (2014 – $280) mature in 30 days, $1,743 (2014 – $2,176) mature in 31 to 365 days and $3,765 (2014 – $3,207) mature after one year.

(c) Letters of credit

In the normal course of business, third-party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between its subsidiaries. As at December 31, 2015, letters of credit for which third parties are beneficiary, in the amount of $109 (2014 – $65), were outstanding.

(d) Guarantees

(i) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii) Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015, $350 issued on June 1, 2015, and $1,000 issued on November 20, 2015.

On July 1, 2015, MFC provided a subordinated guarantee of $400 for the subordinated debentures assumed by MLI as part of the Standard Life acquisition on the wind up of SCDA on that date. SCDA was acquired by MLI on January 30, 2015 (refer to note 3).

170 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statement of Income Information

For the year ended December 31, 2015	MFC (Guarantor)	MFLP(1)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments(1)	Total consolidated amounts(1)
Total revenue	$401	$100	$33,877	$1,491	$(1,439)	$34,430
Net income (loss) attributed to shareholders	2,191	28	1,983	118	(2,129)	2,191

For the year ended December 31, 2014
Total revenue	$418	$77	$53,301	$4,163	$(3,571)	$54,388
Net income (loss) attributed to shareholders	3,501	13	3,657	(354)	(3,316)	3,501

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

Condensed Consolidated Statements of Financial Position Information

As at December 31, 2015	MFC (Guarantor)	MFLP(1)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments(1)	Total consolidated amounts(1)
Invested assets	$122	$5	$303,406	$5,739	$(5)	$309,267
Total other assets	43,248	1,651	97,936	15,491	(76,199)	82,127
Segregated funds net assets	–	–	313,249	–	–	313,249
Insurance contract liabilities	–	–	286,418	18,197	(17,556)	287,059
Investment contract liabilities	–	–	3,497	–	–	3,497
Segregated funds net liabilities	–	–	313,249	–	–	313,249
Total other liabilities	2,211	1,447	69,334	1,445	(15,537)	58,900

As at December 31, 2014
Invested assets	$2,260	$2	$262,406	$4,644	$(2)	$269,310
Total other assets	37,825	1,598	67,422	13,338	(66,619)	53,564
Segregated funds net assets	–	–	256,532	–	–	256,532
Insurance contract liabilities	–	–	229,087	15,526	(15,100)	229,513
Investment contract liabilities	–	–	2,644	–	–	2,644
Segregated funds net liabilities	–	–	256,532	–	–	256,532
Total other liabilities	6,780	1,419	61,009	1,393	(13,810)	56,791

(1)	Since MFLP is not consolidated, its results have been eliminated in the consolidating adjustments column.

(iii) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 23.

(e) Pledged assets

In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if there is a decrease in the net exposure due to market value changes.

The amounts pledged were as follows.

	2015		2014
As at December 31,	Debt securities	Other	Debt securities	Other
In respect of:
Derivatives	$4,619	$20	$2,920	$16
Regulatory requirements	445	82	401	77
Real estate	–	41	–	54
Repurchase agreements	268	–	480	–
Non-registered retirement plans in trust	–	455	–	385
Other	2	139	2	114
Total	$5,334	$737	$3,803	$646

(f) Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The aggregate future minimum lease payments under non-cancelable operating leases are $1,056 (2014 – $803). Payments by year are included in the “Risk Management” section of the Company’s 2015 MD&A under Liquidity Risk.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 171

(g) Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 19    Segmented Information

The Company’s reporting segments are Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. The significant product and service offerings of each segment are as follows:

Protection (Asia, Canadian and U.S. Divisions). Offers a variety of individual life insurance and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing.

Wealth and Asset Management (Asia, Canadian and U.S. Divisions). Offers pension contracts and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants and banks.

Other Wealth (Asia, Canadian and U.S. Divisions). Includes annuities, single premium and banking products. Manulife Bank offers a variety of deposit and credit products to Canadian customers. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, financial planners and banks.

Corporate and Other Segment. Comprised of investment performance on assets backing capital, net of amounts allocated to operating division and financing costs; External asset management business; Property and Casualty (“P&C”) Reinsurance Business; as well as run-off reinsurance operations including variable annuities and accident and health.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk based methodology. The Consolidated Statements of Income impact of changes in actuarial methods and assumptions (refer to note 8) is reported in the Corporate and Other segment.

As at and for the year ended December 31, 2015	Asia Division	Canadian Division(1)	U.S. Division	Corporate and Other(1)	Total
Revenue
Premium income
Life and health insurance	$8,706	$3,926	$6,997	$90	$19,719
Annuities and pensions	2,789	504	913	–	4,206
Premium ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 3)	–	–	(7,996)	–	(7,996)
Net premium income	11,495	4,430	(86)	90	15,929
Net investment income (loss)	1,149	2,519	4,795	(60)	8,403
Other revenue	1,434	3,124	5,349	191	10,098
Total revenue	14,078	10,073	10,058	221	34,430
Contract benefits and expenses
Life and health insurance	6,724	4,202	(124)	624	11,426
Annuities and pensions	2,487	584	2,844	–	5,915
Net benefits and claims	9,211	4,786	2,720	624	17,341
Interest expense	124	471	59	447	1,101
Other expenses	3,273	4,056	5,273	768	13,370
Total contract benefits and expenses	12,608	9,313	8,052	1,839	31,812
Income (loss) before income taxes	1,470	760	2,006	(1,618)	2,618
Income tax recovery (expense)	(178)	(281)	(475)	606	(328)
Net income (loss)	1,292	479	1,531	(1,012)	2,290
Less net income (loss) attributed to:
Non-controlling interests	77	–	–	(8)	69
Participating policyholders	39	(7)	–	(2)	30
Net income (loss) attributed to shareholders	$1,176	$486	$1,531	$(1,002)	$2,191
Total assets	$83,701	$201,865	$386,208	$32,869	$704,643

172 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

As at and for the year ended December 31, 2014	Asia Division	Canadian Division(1)	U.S. Division	Corporate and Other(1)	Total
Revenue
Premium income
Life and health insurance	$6,473	$3,325	$5,984	$77	$15,859
Annuities and pensions	802	403	749	–	1,954
Net premium income	7,275	3,728	6,733	77	17,813
Net investment income (loss)	3,349	7,434	17,469	(416)	27,836
Other revenue	1,334	2,611	4,531	263	8,739
Total revenue	11,958	13,773	28,733	(76)	54,388
Contract benefits and expenses
Life and health insurance	6,951	4,984	14,980	470	27,385
Annuities and pensions	1,057	3,673	6,250	–	10,980
Net benefits and claims	8,008	8,657	21,230	470	38,365
Interest expense	95	486	80	470	1,131
Other expenses	2,370	3,358	4,417	483	10,628
Total contract benefits and expenses	10,473	12,501	25,727	1,423	50,124
Income (loss) before income taxes	1,485	1,272	3,006	(1,499)	4,264
Income tax recovery (expense)	(126)	(301)	(859)	615	(671)
Net income (loss)	1,359	971	2,147	(884)	3,593
Less net income (loss) attributed to:
Non-controlling interests	56	–	–	15	71
Participating policyholders	56	(32)	–	(3)	21
Net income (loss) attributed to shareholders	$1,247	$1,003	$2,147	$(896)	$3,501
Total assets	$67,733	$146,321	$333,726	$31,626	$579,406
(1)	Standard Life’s results are included in the Canadian Division and in Corporate and Other. Refer to note 3.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location

For the year ended December 31, 2015	Asia	Canada(1)	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$8,775	$3,454	$6,999	$491	$19,719
Annuities and pensions	2,789	504	913	–	4,206
Premium ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction (note 3)	–	–	(7,996)	–	(7,996)
Net premium income	11,564	3,958	(84)	491	15,929
Net investment income (loss)	1,128	2,885	4,273	118	8,404
Other revenue	1,455	2,891	5,738	14	10,098
Total revenue	$14,147	$9,734	$9,927	$623	$34,431

For the year ended December 31, 2014
Revenue
Premium income
Life and health insurance	$6,538	$2,862	$5,987	$472	$15,859
Annuities and pensions	802	403	749	–	1,954
Net premium income	7,340	3,265	6,736	472	17,813
Net investment income (loss)	3,336	7,547	16,775	178	27,836
Other revenue	1,352	2,512	4,852	23	8,739
Total revenue	$12,028	$13,324	$28,363	$673	$54,388
(1)	Standard Life’s results are included in Canada. Refer to note 3.

Note 20     Related Parties

(a) Transactions with related parties

Related party transactions have been in the normal course of business and taken place at terms that would exist in arm’s-length transactions.

(b) Transactions with certain related parties

Transactions with MFLP, a wholly owned unconsolidated partnership, and MFCT, a wholly owned unconsolidated trust, are described in note 17.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 173

(c) Compensation of key management personnel

The Company’s key management personnel are those personnel who have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key personnel. Accordingly, the summary of compensation of key management personnel is as follows.

For the years ended December 31,	2015	2014
Short-term employee benefits	$34	$25
Post-employment benefits	3	3
Share-based payments	44	30
Termination benefits	1	–
Other long-term benefits	3	2
Total	$85	$60

Note 21    Subsidiaries

The following is a list of Manulife’s directly and indirectly held major operating subsidiaries.

As at December 31, 2015 (100% owned unless otherwise noted in brackets beside company name)	Address	Description
The Manufacturers Life Insurance Company	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	Calgary, Canada	Holding company
John Hancock Financial Corporation	Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	Michigan, U.S.A.	Holding company
Guide Financial, Inc.	San Francisco, California, U.S.A.	Provides an aggregation and goals based planning software platform that enables financial advisors and institutions to help clients make financial planning decisions
John Hancock Life Insurance Company (U.S.A.)	Michigan, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Network, Inc.	Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	Boston, Massachusetts, U.S.A.	Holding company
John Hancock Advisers, LLC	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Funds, LLC	Boston, Massachusetts, U.S.A.	Broker-dealer
Hancock Natural Resource Group, Inc.	Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York	New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Investment Management Services, LLC	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life & Health Insurance Company	Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC	Wilmington, Delaware, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.	Wilmington, Delaware, U.S.A.	Insurance agency
John Hancock Insurance Company of Vermont	Vermont, U.S.A.	Captive insurance subsidiary
Manulife Reinsurance Limited	Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited	Hamilton, Bermuda	Provides life and annuity reinsurance to affiliates
Manulife Bank of Canada	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Asset Management Holdings (Canada) Inc.	Toronto, Canada	Holding company
Manulife Asset Management Limited	Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	Toronto, Canada	Property and casualty insurance company
NAL Resources Management Limited	Calgary, Canada	Management company for oil and gas properties

174 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

As at December 31, 2015 (100% owned unless otherwise noted in brackets beside company name)	Address	Description
Manulife Resources Limited	Calgary, Canada	Holds oil and gas properties
Manulife Property Limited Partnership	Toronto, Canada	Holds oil and gas royalties and European equities
Manulife Western Holdings Limited Partnership	Calgary, Canada	Holds oil and gas properties
Manulife Securities Investment Services Inc.	Oakville, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	Hamilton, Bermuda	Holding company
Manufacturers P & C Limited	St. Michael, Barbados	Provides property, casualty and financial reinsurance
Manulife Financial Asia Limited	Hong Kong, China	Holding company
Manulife (Cambodia) PLC	Phnom Penh, Cambodia	Life insurance company
Manufacturers Life Reinsurance Limited	St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife (Vietnam) Limited	Ho Chi Minh City, Vietnam	Life insurance company
Manulife Asset Management (Vietnam) Company Limited	Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited	Hong Kong, China	Holding company
Manulife (International) Limited	Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)	Shanghai, China	Life insurance company
Manulife Asset Management International Holdings Limited	Hong Kong, China	Holding company
Manulife Asset Management (Hong Kong) Limited	Hong Kong, China	Investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	Taipei, Taiwan	Asset management company
Manulife Life Insurance Company	Tokyo, Japan	Life insurance company
Manulife Asset Management (Japan) Limited	Tokyo, Japan	Investment management and advisory company
Manulife Investments Japan Limited	Tokyo, Japan	Investment management and mutual fund business
Manulife Insurance (Thailand) Public Company Limited (91.8%)(1)	Bangkok, Thailand	Life insurance company
Manulife Asset Management (Thailand) Company Limited (93.4%)(1)	Bangkok, Thailand	Investment management company
Manulife Holdings Berhad (59.5%)	Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (59.5%)	Kuala Lumpur, Malaysia	Life insurance company
Manulife Asset Management Services Berhad (59.5%)	Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.	Singapore	Life insurance company
Manulife Asset Management (Singapore) Pte. Ltd.	Singapore	Asset management company
The Manufacturers Life Insurance Co. (Phils.), Inc.	Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)	Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia	Jakarta, Indonesia	Life insurance company
PT Manulife Asset Manajemen Indonesia	Jakarta, Indonesia	Investment management company marketing mutual funds and discretionary funds
Manulife Asset Management (Europe) Limited	London, England	Investment management company for Manulife Financial’s international funds
Manulife Assurance Company of Canada	Toronto, Canada	Life insurance company
EIS Services (Bermuda) Limited	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC	Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	Oakville, Canada	Investment dealer
Manulife Asset Management (North America) Limited	Toronto, Canada	Investment advisor
Regional Power Inc.	Mississauga, Canada	Developer and operator of hydro-electric power projects
John Hancock Reassurance Company Ltd.	Hamilton, Bermuda	Provides life, annuity and long-term care reinsurance to affiliates

(1)

MFC voting rights percentages are the same as the ownership percentages except for Manulife Insurance (Thailand) Public Company Limited and Manulife Asset Management (Thailand) Company Limited where MFC’s voting rights are 97.8% and 98.2% respectively.

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 175

Note 22     Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders, which generate fee revenue. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The Company retains legal title to the underlying investments; however, returns from these investments belong to the policyholders. Accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products. The “Risk Management” section of the Company’s 2015 MD&A provides information regarding variable annuity and segregated fund guarantees.

The composition of net assets by categories of segregated funds was within the following ranges for the years ended December 31, 2015 and 2014.

Ranges in per cent
Type of fund	2015	2014
Money market funds	2 to 3%	2 to 3%
Fixed income funds	12 to 16%	12 to 13%
Balanced funds	23 to 27%	27 to 30%
Equity funds	56 to 59%	55 to 58%

Money market funds consist of investments that have a term to maturity of less than one year. Fixed income funds primarily consist of investments in fixed grade income securities and may contain smaller investments in diversified equities or high-yield bonds. Relative to fixed income funds, balanced funds consist of fixed income securities and a larger equity investment component. The types of equity funds available to policyholders range from low volatility equity funds to aggressive equity funds. Equity funds invest in a varying mix of Canadian, U.S. and global equities.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”), some of which may be considered to be structured entities. The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at December 31,	2015	2014
Investments at market value
Cash and short-term securities	$4,370	$2,790
Debt securities	15,269	7,246
Equities	13,079	7,386
Mutual funds	277,015	236,880
Other investments	4,538	2,695
Accrued investment income	205	127
Other liabilities, net	(729)	(390)
Total segregated funds net assets	$313,747	$256,734
Composition of segregated funds net assets
Held by policyholders	$313,249	$256,532
Held by the Company	498	202
Total segregated funds net assets	$313,747	$256,734

Total segregated funds net assets are presented separately on the Consolidated Statements of Financial Position. Fair value related information of segregated funds is disclosed in note 4(g).

176 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Changes in segregated funds net assets

For the years ended December 31,	2015	2014
Net policyholder cash flow
Deposits from policyholders	$32,785	$24,112
Net transfers to general fund	(798)	(602)
Payments to policyholders	(41,174)	(35,636)
	(9,187)	(12,126)
Investment related
Interest and dividends	17,487	10,743
Net realized and unrealized investment gains	(16,080)	6,481
	1,407	17,224
Other
Management and administration fees	(4,337)	(3,897)
Acquired through Standard Life (note 3)	32,171	–
Impact of changes in foreign exchange rates	36,959	15,487
	64,793	11,590
Net additions (deductions)	57,013	16,688
Segregated funds net assets, beginning of year	256,734	240,046
Segregated funds net assets, end of year	$313,747	$256,734

Segregated funds net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management” section of the Company’s 2015 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 23    Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in the MFC and its subsidiaries registration statements that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries.

JHUSA sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

JHUSA may also sell medium-term notes to retail investors under its SignatureNotes program.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment of JHUSA’s obligations under the MVAs and under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the “Guaranteed Securities”. JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 177

Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. MFC’s assets primarily consist of investments in its subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and MFC stock repurchases. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 14.

In the United States, insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which certain of MFC’s U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are described in note 14.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with IFRS, reflects the effects of the mergers and is provided in compliance with Regulation S-X and in accordance with Rule 12h-5 of the Commission.

Condensed Consolidating Statement of Financial Position

As at December 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$122	$110,404	$199,124	$(383)	$309,267
Investments in unconsolidated subsidiaries	42,919	6,684	17,653	(67,256)	–
Reinsurance assets	–	52,027	9,579	(26,180)	35,426
Other assets	329	30,282	39,026	(22,936)	46,701
Segregated funds net assets	–	178,421	136,753	(1,925)	313,249
Total assets	$43,370	$377,818	$402,135	$(118,680)	$704,643
Liabilities and equity
Insurance contract liabilities	$–	$149,079	$165,021	$(27,041)	$287,059
Investment contract liabilities	–	1,324	2,177	(4)	3,497
Other liabilities	524	30,132	40,939	(22,243)	49,352
Long-term debt	1,687	–	16	150	1,853
Liabilities for preferred shares and capital instruments	–	1,209	7,185	(699)	7,695
Segregated funds net liabilities	–	178,421	136,753	(1,925)	313,249
Shareholders’ equity	41,159	17,653	49,266	(66,919)	41,159
Participating policyholders’ equity	–	–	187	–	187
Non-controlling interests	–	–	591	1	592
Total liabilities and equity	$43,370	$377,818	$402,135	$(118,680)	$704,643

178 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Financial Position

As at December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$2,260	$104,295	$163,115	$(360)	$269,310
Investments in unconsolidated subsidiaries	37,545	5,570	15,013	(58,128)	–
Reinsurance assets	–	34,001	6,062	(21,538)	18,525
Other assets	280	28,251	31,062	(24,554)	35,039
Segregated funds net assets	–	160,789	97,204	(1,461)	256,532
Total assets	$40,085	$332,906	$312,456	$(106,041)	$579,406
Liabilities and equity
Insurance contract liabilities	$–	$127,358	$124,406	$(22,251)	$229,513
Investment contract liabilities	–	1,494	1,155	(5)	2,644
Other liabilities	495	27,080	41,182	(23,497)	45,260
Long-term debt	3,720	–	15	150	3,885
Liabilities for preferred shares and capital instruments	344	1,173	4,652	(743)	5,426
Liabilities for subscription receipts	2,220	–	–	–	2,220
Segregated funds net liabilities	–	160,789	97,204	(1,461)	256,532
Shareholders’ equity	33,306	15,012	43,223	(58,235)	33,306
Participating policyholders’ equity	–	–	156	–	156
Non-controlling interests	–	–	463	1	464
Total liabilities and equity	$40,085	$332,906	$312,456	$(106,041)	$579,406

Condensed Consolidating Statement of Income

For the year ended December 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income prior to Closed Block reinsurance	$–	$3,161	$20,764	$–	$23,925
Premiums ceded, net of commission and additional consideration relating to Closed Block reinsurance transaction	–	(6,813)	(1,766)	583	(7,996)
Net premium income	–	(3,652)	18,998	583	15,929
Net investment income (loss)	476	4,014	4,827	(914)	8,403
Net other revenue	(75)	2,110	11,069	(3,006)	10,098
Total revenue	401	2,472	34,894	(3,337)	34,430
Contract benefits and expenses
Net benefits and claims	–	(840)	19,234	(1,053)	17,341
Commissions, investment and general expenses	19	3,158	11,949	(2,114)	13,012
Other expenses	185	267	1,177	(170)	1,459
Total contract benefits and expenses	204	2,585	32,360	(3,337)	31,812
Income (loss) before income taxes	197	(113)	2,534	–	2,618
Income tax (expense) recovery	(57)	276	(547)	–	(328)
Income after income taxes	140	163	1,987	–	2,290
Equity in net income (loss) of unconsolidated subsidiaries	2,051	80	243	(2,374)	–
Net income (loss)	$2,191	$243	$2,230	$(2,374)	$2,290
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$69	$–	$69
Participating policyholders	–	(306)	31	305	30
Shareholders	2,191	549	2,130	(2,679)	2,191
	$2,191	$243	$2,230	$(2,374)	$2,290

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 179

Condensed Consolidating Statement of Income

For the year ended December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$–	$4,910	$12,908	$(5)	$17,813
Net investment income (loss)	422	14,046	14,481	(1,113)	27,836
Net other revenue	(4)	2,228	13,010	(6,495)	8,739
Total revenue	418	21,184	40,399	(7,613)	54,388
Contract benefits and expenses
Net benefits and claims	–	17,730	25,342	(4,707)	38,365
Commissions, investment and general expenses	10	2,803	9,345	(1,817)	10,341
Other expenses	263	272	1,972	(1,089)	1,418
Total contract benefits and expenses	273	20,805	36,659	(7,613)	50,124
Income before income taxes	145	379	3,740	–	4,264
Income tax (expense) recovery	(43)	143	(771)	–	(671)
Income (loss) after income taxes	102	522	2,969	–	3,593
Equity in net income (loss) of unconsolidated subsidiaries	3,399	603	1,125	(5,127)	–
Net income (loss)	$3,501	$1,125	$4,094	$(5,127)	$3,593
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$71	$–	$71
Participating policyholders	–	(67)	21	67	21
Shareholders	3,501	1,192	4,002	(5,194)	3,501
	$3,501	$1,125	$4,094	$(5,127)	$3,593

180 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements

Consolidating Statement of Cash Flows

For the year ended December 31, 2015	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,191	$243	$2,230	$(2,374)	$2,290
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(2,051)	(80)	(243)	2,374	–
Increase (decrease) in insurance contract liabilities	–	(2,917)	10,369	–	7,452
Increase (decrease) in investment contract liabilities	–	59	144	–	203
(Increase) decrease in reinsurance assets, excluding the impact of Closed Block reinsurance transaction	–	830	561	–	1,391
Amortization of (premium) discount on invested assets	–	–	90	–	90
Other amortization	2	105	473	–	580
Net realized and unrealized (gains) losses and impairment on assets	(191)	606	3,072	–	3,487
Deferred income tax expense (recovery)	5	150	(498)	–	(343)
Stock option expense	–	–	16	–	16
Cash provided by operating activities before undernoted items	(44)	(1,004)	16,214	–	15,166
Dividends from unconsolidated subsidiary	4,000	398	291	(4,689)	–
Cash decrease due to Closed Block reinsurance transaction	–	(1,336)	(687)	–	(2,023)
Changes in policy related and operating receivables and payables	38	1,392	(4,239)	–	(2,809)
Cash provided by (used in) operating activities	3,994	(550)	11,579	(4,689)	10,334
Investing activities
Purchases and mortgage advances	–	(31,061)	(46,048)	–	(77,109)
Disposals and repayments	179	29,930	36,841	–	66,950
Changes in investment broker net receivables and payables	–	31	71	–	102
Investment in common shares of subsidiaries	(2,392)	–	–	2,392	–
Net cash decrease from sale and purchase of subsidiaries and businesses	–	–	(3,808)	–	(3,808)
Capital contribution to unconsolidated subsidiaries	–	(447)	–	447	–
Return of capital from unconsolidated subsidiaries	–	59	–	(59)	–
Notes receivable from parent	–	–	(31)	31	–
Notes receivable from subsidiaries	30	–	180	(210)	–
Cash provided by (used in) investing activities	(2,183)	(1,488)	(12,795)	2,601	(13,865)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	–	–	(212)	–	(212)
Redemption of long-term debt	(2,243)	–	–	–	(2,243)
Issue of capital instruments, net	–	–	2,089	–	2,089
Redemption of capital instruments	(350)	–	–	–	(350)
Funds borrowed (repaid), net	–	(39)	(7)	–	(46)
Secured borrowing from securitization transactions	–	–	436	–	436
Changes in deposits from Bank clients, net	–	–	(351)	–	(351)
Shareholders’ dividends paid in cash	(1,427)	–	–	–	(1,427)
(Distributions to) contributions from non-controlling interests, net	–	–	61	–	61
Common shares issued, net	37	–	2,392	(2,392)	37
Dividends paid to parent	–	(291)	(4,398)	4,689	–
Gain (loss) on intercompany transaction	–	18	(18)	–	–
Capital contributions by parent	–	–	447	(447)	–
Return of capital to parent	–	–	(59)	59	–
Notes payable to parent	–	(180)	(30)	210	–
Notes payable to subsidiaries	31	–	–	(31)	–
Cash provided by (used in) financing activities	(3,952)	(492)	350	2,088	(2,006)
Cash and short-term securities
Increase (decrease) during the year	(2,141)	(2,530)	(866)	–	(5,537)
Effect of foreign exchange rate changes on cash and short-term securities	3	1,056	1,043	–	2,102
Balance, beginning of year	2,260	5,918	12,259	–	20,437
Balance, end of year	122	4,444	12,436	–	17,002
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	2,260	6,311	12,508	–	21,079
Net payments in transit, included in other liabilities	–	(393)	(249)	–	(642)
Net cash and short-term securities, beginning of year	2,260	5,918	12,259	–	20,437
End of year
Gross cash and short-term securities	122	4,938	12,825	–	17,885
Net payments in transit, included in other liabilities	–	(494)	(389)	–	(883)
Net cash and short-term securities, end of year	$122	$4,444	$12,436	$–	$17,002
Supplemental disclosures on cash flow information:
Interest received	$11	$4,512	$5,422	$(20)	$9,925
Interest paid	212	131	1,150	(407)	1,086
Income taxes paid	–	20	767	–	787

Notes to Consolidated Financial Statements	Manulife Financial Corporation	2015 Annual Report 181

Consolidating Statement of Cash Flows

For the year ended December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,501	$1,125	$4,094	$(5,127)	$3,593
Adjustments for non-cash items in net income (loss)
Equity in net income of unconsolidated subsidiaries	(3,399)	(603)	(1,125)	5,127	–
Increase (decrease) in insurance contract liabilities	–	13,102	11,083	–	24,185
Increase (decrease) in investment contract liabilities	–	53	12	–	65
(Increase) decrease in reinsurance assets	–	(5,461)	5,967	–	506
Amortization of (premium) discount on invested assets	–	4	(5)	–	(1)
Other amortization	3	99	360	–	462
Net realized and unrealized (gains) losses and impairment on assets	(56)	(9,497)	(7,759)	–	(17,312)
Deferred income tax expense (recovery)	38	710	(650)	–	98
Stock option expense	–	(2)	16	–	14
Cash provided by operating activities before undernoted items	87	(470)	11,993	–	11,610
Dividends from unconsolidated subsidiary	2,400	–	571	(2,971)	–
Changes in policy related and operating receivables and payables	113	2,969	(3,886)	–	(804)
Cash provided by (used in) operating activities	2,600	2,499	8,678	(2,971)	10,806
Investing activities
Purchases and mortgage advances	–	(26,085)	(36,669)	–	(62,754)
Disposals and repayments	–	26,157	32,714	–	58,871
Changes in investment broker net receivables and payables	–	(54)	70	–	16
Investment in common shares of subsidiaries	(246)	–	–	246	–
Net cash decrease from purchase of subsidiaries and businesses	–	–	(199)	–	(199)
Capital contribution to unconsolidated subsidiaries	(361)	(40)	–	401	–
Return of capital from unconsolidated subsidiaries	–	79	–	(79)	–
Notes receivable from parent	–	–	171	(171)	–
Notes receivable from subsidiaries	73	3	–	(76)	–
Cash provided by (used in) investing activities	(534)	60	(3,913)	321	(4,066)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	–	–	273	–	273
Redemption of long-term debt	(1,000)	–	–	–	(1,000)
Issue of capital instruments, net	–	–	995	–	995
Reinsurance treaty settlement	–	(39)	39	–	–
Funds borrowed (repaid), net	–	(2)	3	–	1
Changes in deposits from Bank clients, net	–	–	(1,526)	–	(1,526)
Shareholders’ dividends paid in cash	(910)	–	–	–	(910)
(Distributions to) contributions from non-controlling interests, net	–	–	(59)	–	(59)
Common shares issued, net	43	–	246	(246)	43
Preferred shares issued, net	(16)	–	–	–	(16)
Dividends paid to parent	–	(571)	(2,400)	2,971	–
Issue of subscription receipts	2,220	–	–	–	2,220
Capital contributions by parent	–	–	401	(401)	–
Return of capital to parent	–	–	(79)	79	–
Notes payable to parent	–	–	(76)	76	–
Notes payable to subsidiaries	(171)	–	–	171	–
Cash provided by (used in) financing activities	166	(612)	(2,183)	2,650	21
Cash and short-term securities
Increase (decrease) during the year	2,232	1,947	2,582	–	6,761
Effect of foreign exchange rate changes on cash and short-term securities	1	328	461	–	790
Balance, beginning of year	27	3,643	9,216	–	12,886
Balance, end of year	2,260	5,918	12,259	–	20,437
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	28	4,091	9,511	–	13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	–	(744)
Net cash and short-term securities, beginning of year	27	3,643	9,216	–	12,886
End of year
Gross cash and short-term securities	2,260	6,311	12,508	–	21,079
Net payments in transit, included in other liabilities	–	(393)	(249)	–	(642)
Net cash and short-term securities, end of year	$2,260	$5,918	$12,259	$–	$20,437
Supplemental disclosures on cash flow information:
Interest received	$2	$4,060	$4,797	$(25)	$8,834
Interest paid	265	127	1,432	(745)	1,079
Income taxes paid	–	213	541	–	754

Note 24    Comparatives

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

182 Manulife Financial Corporation	2015 Annual Report	Notes to Consolidated Financial Statements